Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sustainable Lumber, Inc.
1140 Frank Oakes Rd
McComb, MS 39648
modern-mill.com

Up to $4,999,999.12 in Class 1 Common Stock at $1.88
Minimum Target Amount: $9,999.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Sustainable Lumber, Inc.
Address: 1140 Frank Oakes Rd, McComb, MS 39648
State of Incorporation: DE
Date Incorporated: October 09, 2018

Terms:

Equity

Offering Minimum: $9,999.72 | 5,319 shares of Class 1 Common Stock
Offering Maximum: $4,999,999.12 | 2,659,574 shares of Class 1 Common Stock
Type of Security Offered: Class 1 Common Stock
Purchase Price of Security Offered: $1.88
Minimum Investment Amount (per investor): $376.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Call Right Upon liquidation event

The Company has established a Call Right related to shares of Class 1 Common Stock sold in this offering. The Call Right allows the Company, at its sole discretion and at any time prior to a "Liquidation Event" (i.e. sale, merger, or consolidation of the Company) to require holders of Class 1 Common Stock to sell all or a portion of their shares back to the Company at a price that is three (3) times the purchase price paid for the shares of Class 1 Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As a Modern Mill employee or Community Member, you are eligible for 10% bonus shares + a merch package.

Time-Based Investment Incentives

Early Bird 1

Invest $1,000+ within the first two weeks and receive 5% bonus shares + a Modern Mill hat.

Early Bird 2

Invest $5,000+ within the first two weeks and receive 10% bonus shares, a Modern Mill t-shirt, and a sample kit/

Early Bird 3

Invest $10,000+ within the first two weeks and receive 15% bonus shares, a Modern Mill hoodie, and a sample kit.

Early Bird 4

Invest $20,000+ within the first two weeks and receive 20% bonus shares, a 10% discount on your first Modern Mill retail order up to $100,000, and a sample kit.

Early Bird 5

Invest $50,000+ within the first two weeks and receive 25% bonus shares + Dinner for you and a guest with one of our founders in a major US city of your choice in 2025, a 20% discount on your first Modern Mill retail order up to $100,000, and a sample kit.

Amount-Based Investment Incentives

Tier 1

Invest $1,000+ and receive a Modern Mill Hat.

Tier 2

Invest $5,000+ and receive 5% bonus shares, a Modern Mill t-shirt, and a sample kit.

Tier 3

Invest $10,000+ and receive 10% bonus shares, a Modern Mill hoodie, and a sample kit.

Tier 4

Invest $20,000+ and receive 15% bonus shares + a 10% discount on your first Modern Mill retail order up to $100,000.

Tier 5

Invest $50,000+ and receive 20% bonus shares + Dinner for you and a guest with one of our founders in a major US city of your choice in 2025, a 20% discount on your first Modern Mill retail order up to $100,000, and a sample kit.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Sustainable Lumber, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class 1 Common Stock at $1.88 / share, you will receive 110 shares of Class 1 Common Stock, meaning you'll own 110 shares for $188. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Service Program Fee: For this offering, the issuer pays StartEngine Primary a fixed monthly Service Program Fee for investor outreach. Our representatives may contact investors and recommend this offering, and they may be compensated for that outreach. Any such compensation comes from the StartEngine Primary's existing placement fee and does not increase the investor's costs.

The Company and its Business

Company Overview

Sustainable Lumber, Inc. is the sole owner of Modern Mill, Inc. - a growth stage sustainable building materials startup taking advantage of consumer and builder trends for more innovative and durable products, countering the rising prices of hardwoods, bringing manufacturing back to the US, and increased consumer interest in greener building materials.

Modern Mill manufactures ACRE - a sustainable, eco-friendly wood-alternative that is a 100% tree-free, product with superior aesthetics. ACRE is a "circular" product - manufactured without virgin materials by incorporating upcycled, recycled, repurposed, or reusable materials.

ACRE is made in McComb, Mississippi in a state-of-the-art manufacturing facility. ACRE offers an environmental product declaration (EDP), is Clean Air GOLD certified and contributes LEED points for sustainable construction.

Modern Mill's headquarters are in McComb, Mississippi at a state-of-the-art 250,000 square foot manufacturing facility owned by the Company.

Modern Mill has national distribution, has collaborated with Fortune 500 brands, and has won numerous awards.

Sustainable Lumber, Inc. is a holding company, and its sole asset is 100% ownership of Modern Mill, Inc. As such, the business of Modern Mill, Inc. is the business of the Company. Throughout this Offering Memorandum, unless the context indicates otherwise, we refer to Sustainable Lumber, Inc. and Modern Mill, Inc. collectively as the "Company", "Modern Mill", "we", "us", or "our".

Company Highlights

Our Company has received a number of awards, including:

• Business Intelligence Group Innovation Awards 2025

• ProBuilder 7th Annual Most Valuable Products Award - Gold (2025)

• HBS Dealer Golden Hammer Awards 2024

• Fast Company Most Innovative Companies 2023

• Environmental Finance Sustainable Company Awards 2023

• Architect's Newspaper Best of Products 2023

• Fast Company World Changing Ideas 2022

• Green Builder Sustainable Product of the Year 2022

• Environment + Energy Leader Product of the Year 2022

• ProBuilder Most Valuable Product Awards 2022

Our Products

Utilizing our trademark ACRE wood-alternative, our Company offers a number of products, including siding, trim boards, fencing, sheets, decking, porch boards, as well as accessories and adhesives specifically tailored towards our ACRE products.

Siding and trim products account for the majority of our sales.

Distribution

Our Company utilizes a two-step distribution model. We sell our products primarily to wholesalers or distributors. These wholesalers and distributors then sell our products to retailers, who in turn sell our products to end-users. Our Company has established national distribution for our ACRE products.

Customers

Our customers are the wholesalers and distributors that purchase our products for resale. We sell to our wholesaler and distributor customers on a one-off purchase order basis.

For the year ended December 31, 2023, we had two customers that accounted for approximately 70% of our net revenues, and these two customers accounted for a similar proportion of our revenues for the 2024 fiscal year.

Employees

Our Company has 135 employees as of the date of this Form C (all employed directly at the Modern Mill, Inc.)

Corporate History

Sustainable Lumber, Inc. (Sustainable Lumber) is a Delaware Corporation formed in October 2018. Sustainable Lumber elected to become designated as a Qualified Opportunity Fund in 2018, as defined by the Internal Revenue Service (IRS). As such, they must invest substantially all their assets in Qualified Opportunity Zone real estate or businesses.

In December 2018, Sustainable Lumber formed Modern Mill, Inc. (Modern Mill), a Delaware C-corporation, as a wholly-owned subsidiary. Modern Mill manufactures ACRE, a sustainable wood alternative made from upcycled rice hulls and is located in Fernwood, Mississippi, within an Opportunity Zone, created by the 2017 Tax Cuts and Jobs Act to spur development in economically distressed communities.

Intellectual Property

The Company licenses a patent along with certain know-how and unregistered trade secrets to create the compound that forms the base of its ACRE product and to extrude it into a finished product. The Company licenses this intellectual property pursuant to an irrevocable, royalty-free, 28-year license agreement, entered into in January 2024, with an unrelated third party. The Company has also registered "ACRE" as a trademark with the USPTO.

Competitors and Industry

Industry Overview

We are targeting a $500+ billion total annual serviceable market broken down by the following verticals:

• Decking and porches ($13B)*

• Siding, cladding, and column wraps ($24B)**

• Trim ($20B)***

• Outdoor adjacencies ($53B)****

• Shutters and fencing ($13B)*****

• Millwork ($35B)*****

• Indoor living (ceiling panels, furniture, cabinets) ($300B)*****

• Experience and event marketing ($52B)********

* US Wood and Competitive Decking 2023 Freedonia Group Report

** Siding Market - GMI Global Market Insights - 2023 Report

*** Global Molding and Trim Market Size By Product, By Application, By Geographic Scope And Forecast

**** $33 Billion US Outdoor Living Products Market: Historical Data (2019, 2020) and Forecasts (2021 and 2025) published by ResearcandMarkets.com & data from Statista on Outdoor Furniture - United States - 2025.

***** U.S. Fencing Market Size, Share & Trends Analysis Report By Material (Metal, Wood, Concrete, Plastic & Composites), By Application, By Region, And Segment Forecasts, 2022 - 2030 (Grand View Research) & Window Shutters Global Market Report 2025 (The Business Research Company)

****** Millwork in the US - Market Size (2005–2031) - IBISworld

******* Statista "Furniture - United States" - 2025 Data and 2018 NKBA and Farnsworth Cabinetry Market Report (2018)

******** PQ Media's Global B2C & B2B Experiential Marketing Forecast 2024-2028 (Marketing Dive)

We believe our ACRE products can compete for a share of each of these market verticals.

Our Competitors

Our primary competitors include other composite material manufacturers, such as Trex and Azek, which offer alternative solutions for decking and other outdoor applications. Additionally, we face competition from natural woods, including cedar, teak, ipe, and mahogany, which are often sought for their aesthetic appeal and durability.

We believe our primary competitive advantage is that we are the only stainable composite in the market.

Current Stage and Roadmap

We are a growth-stage sustainable building materials startup with national distribution and over $19,000,000 in net revenues for the year ended December 31, 2023.

We are focused on growing our already established markets, continuing to expand across the United States and globally, and on making Modern Mill a household name in the building materials industry.

We want to reach production capacity at our current facility and build a second manufacturing facility to meet demand as we grow.

The Team

Officers and Directors

Name: Chris Guimond

Chris Guimond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Secretary, Chairman of the Board of Directors
  Dates of Service: October, 2018 - Present
  Responsibilities: As CEO, Chris is responsible for setting the company's strategic vision, overseeing operations, and ensuring efficient production while maintaining quality and sustainability standards. He leads the executive team in executing the Company's business objectives. With over 20 years of experience in the manufacturing industry, Chris is well versed in many areas of engineering from raw materials development to practical applications and is responsible for overseeing all aspects of the business including sales, purchasing, and manufacturing. (Note - Chris is specifically CEO of Modern Mill, Inc., and President and Secretary of Sustainable Lumber. He is a Director of both entities.)

Other business experience in the past three years:

- Employer: Gigantic Holdings LLC
  Title: Manager
  Dates of Service: March, 2021 - Present
  Responsibilities: Chris is a part owner of Gigantic Holdings LLC, and also provides limited management services to the Company on a periodic basis (Approximately 1 hour per month)

Name: Mitch Lynn

Mitch Lynn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November, 2023 - Present
  Responsibilities: As a member of the board of directors, Mitch is responsible for providing strategic oversight, guiding corporate governance, and ensuring that the Company operates in the best interests of its shareholders. Mitch brings over 45 years of wholesale warehousing and business experience to the Company.

Name: Jon Gilbert

Jon Gilbert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November, 2023 - Present
  Responsibilities: As a director of the Company, Jon is responsible for providing strategic oversight, guiding corporate governance, and ensuring that the company operates in the best interests of its shareholders. With more than 3 decades of business experience, Jon brings a wide variety of expertise to the Company in his capacity as a director.

Name: Nick Oliva

Nick Oliva's current primary role is with Oliva & Associates CPA. Nick Oliva currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November, 2023 - Present
  Responsibilities: As a director, Nick is responsible for providing strategic oversight, guiding corporate governance, and ensuring that the company operates in the best interests of its shareholders.

Other business experience in the past three years:

- Employer: Oliva & Associates CPA
  Title: Founder and Partner
  Dates of Service: February, 1993 - Present
  Responsibilities: As Founder and Partner of Oliva and Associates, Nick is responsible for the management of this firm. Since founding the firm in 1993, Nick has leveraged his comprehensive knowledge base to support a diverse range of clients with expert tax planning, preparation, and strategic services.

Name: William Andrew Pax

William Andrew Pax's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: September, 2025 - Present
  Responsibilities: Bill manages the accounting, reporting, budgeting, tax compliance and banking processes.

Other business experience in the past three years:

- Employer: Sustainable Lumber Inc. (Modern Mill)
  Title: Director of Finance
  Dates of Service: January, 2024 - September, 2025
  Responsibilities: Accounting, reporting, budgeting, tax compliance and banking processes.

Other business experience in the past three years:

- Employer: Atlantic Alumina
  Title: Financial Reporting Manager
  Dates of Service: July, 2021 - December, 2023
  Responsibilities: Prepare Monthly Financials, Corporate Accounting and Consolidations and lender reporting

Other business experience in the past three years:

- Employer: Noranda Alumina LLC
  Title: Financial Reporting Manager
  Dates of Service: June, 2017 - July, 2023
  Responsibilities: Prepare Monthly Financials, Corporate Accounting and Consolidations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Sustainable Lumber, Inc. involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to make a profit or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
The shares of our Company that you purchase through this crowdfunding campaign is subject to SEC limitations on transfer, as well as contractual limitations on transfer that investors must agree to via the Subscription Agreement in order to invest in this offering. While SEC regulations do not allow stock sold under Regulation CF to be resold for a period of one year, investors in this offering will not be able to resell their shares of Class 1 Common Stock until the Company completes a registered IPO, unless the Company otherwise consents and such a sale would be valid under applicable securities laws. There is no guarantee the Company will ever successfully complete a registered IPO offering. Investors should carefully read the Subscription Agreement to understand the restrictions on transfer applicable to purchasers of the Company's Class 1 Common Stock in this offering.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never

happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

The Company is vulnerable to hackers and cyber-attacks
We may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors and customers. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

The Company Has a Relatively Limited Operating History and Has Not Yet Generated Profits.
Sustainable Lumber, Inc. was incorporated under the laws of the State of Delaware in October 2018. In December 2018, Sustainable Lumber Inc. incorporated Modern Mill, Inc. as a wholly-owned subsidiary. As such, the Company has been in operation in its current form since December 2018. The Company has incurred net losses since inception, and generated net losses of $11,423,751 for the year ended December 31, 2023 and $15,139,163 for the year ended December 31, 2022. There is no assurance that the Company will ever become profitable or generate sufficient revenues to operate its business or pay dividends to its stockholders.

The Auditor Has Included a "Going Concern" Note in the Audited Financial Statements.
The Independent Accounting Firm that audited the Company's financial statements included with this Form C for the fiscal years ended December 31, 2023 and 2022 included a note expressing substantial doubt about the Company's ability to continue as a going concern. The Company may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company Cannot Raise Sufficient Funds, It May Not Succeed.
We are offering shares of our Class 1 Common Stock in the amount of up to $5,000,000 in this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow and carry out its plan of operations, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not be able to continue sustaining its operations through the capital invested in the Company by our founders and/or its revenues from operations. If the Company manages to raise only the minimum amount of funds sought in this offering, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Adverse economic conditions and reduced spending on outdoor living and home exteriors could negatively impact demand for our products and harm our business.
Demand for our products is significantly influenced by general economic conditions and consumer spending on outdoor living spaces and home exteriors. Factors such as high interest rates, inflation, housing affordability, consumer confidence, and levels of residential and commercial renovation or construction activity directly impact the demand for our products. In particular, elevated interest rates and inflation may increase the cost of home improvement projects and reduce access to home equity financing, which could lower spending on renovations and new construction. Adverse changes in these or other factors, such as governmental funding for institutional projects or reduced commercial activity, could negatively affect our sales, financial condition, and operating results.

Disruptions in raw material supply, quality, or pricing could harm our operations and financial performance.
We depend on various raw materials, including petrochemical resins, reclaimed materials, and additives, to manufacture our products, and we source some of these from single or limited suppliers. Supply chain disruptions, material shortages, or price increases, whether due to extreme weather, global conflicts, economic instability, or supplier issues, could increase costs, delay production, or force us to seek alternative suppliers, which may be more expensive or unavailable. While we take steps to mitigate these risks through supplier diversification, recycling, and cost management, we may not fully offset these impacts, potentially harming our profitability, competitive position, and operations.

Loss of key distributors or wholesalers could negatively impact our sales and financial performance.
Our sales and results depend on maintaining strong relationships with our network of distributors and wholesalers, including key distributors and wholesalers who collectively account for a significant portion of our net revenues. During the year ended December 31, 2023, two customers accounted for approximately 70% of our total net revenues. If we fail to forecast demand, meet production schedules, or offer competitive pricing, these distributors and wholesalers may reduce orders, terminate relationships, or seek alternative products, which could have a material negative impact on our operations.

Loss of Key Personnel or Difficulty Hiring Qualified Staff Could Impact Operations
Our Company's success depends on retaining skilled employees and attracting qualified new hires, particularly in technical and leadership roles. There is no guarantee that Company's key personnel will continue to stay with the Company in the near or long-term. Loss of key personnel or challenges in hiring sufficient talent could hinder our ability to operate efficiently, innovate, and execute our growth strategies, potentially impacting our competitiveness and business performance.

Dependence on Third-Party Patent Protection Could Expose the Company to Competitive Risks
The Company relies on an irrevocable, royalty-free, 28-year license agreement, entered into in January 2024, with an unrelated third party. This agreement grants the Company the right to use a patent, along with certain know-how and unregistered trade secrets, to create the compound that forms the base of its ACRE product and to extrude it into a finished product. The Company depends on the patent owner to enforce and protect the value of the patent, including prosecuting against infringement. If the patent owner fails to adequately protect the patent or enforce its rights, competitors could exploit the technology covered by the patent, potentially harming the Company's competitive position and operations.

We operate in a competitive business environment. If we are unable to compete effectively, our sales would suffer and our business, financial condition and operating results would be adversely affected.

We operate in a competitive business environment, and we compete with multiple companies with respect to each of our products – many of which have financial, production, marketing and other resources that are significantly greater than ours. While we have established business relationships with many of our distributors and wholesalers, we generally do not have long-term contracts with these customers. Accordingly, any failure to compete effectively, including as a result of the various factors described below, could cause our customers to cease purchasing our products or rapidly decrease our sales. We compete with other composite material manufacturers, such as Trex and Azek, which offer alternative solutions for decking and other outdoor applications. Additionally, we face competition from suppliers of natural woods, including cedar, teak, ipe, and mahogany, which are often sought for their aesthetic appeal and durability. Our ability to grow relies in part on the continued conversion in demand from traditional wood products to our engineered products, and our business could suffer if this conversion does not continue, or reverses, in the future. If we are unable to compete successfully it could have a material adverse effect on our business, financial condition and results of operations.

Product quality issues, recalls, or liability claims could harm our business and reputation.
Our success depends on maintaining high-quality products at acceptable costs. Any issues with product quality, performance, or manufacturing processes—particularly as we introduce new products, incorporate new materials, or increase the use of recycled materials—could harm our reputation, reduce demand, and impact profitability. We also face risks from product liability claims, recalls, or warranty issues, which could result in significant costs, adverse publicity, and damage to our brand. While we conduct product testing to minimize risks, unanticipated issues may arise, and any uninsured losses could materially affect our business and financial results.

We provide product warranties and, if our product warranty obligations were significantly in excess of our reserves, our business, financial condition and results of operations could be materially and adversely affected.
We offer limited lifetime warranties on our products, subject to various limitations. Management estimates warranty reserves, based on factors such as historical warranty costs and short- and long-term warranty trends by product line, as a proportion of sales by product line. Management also considers various relevant factors, including, but not limited to, our stated warranty policies and procedures, as part of the evaluation of our warranty liability. Because warranty issues may surface later in the life cycle of a product, management continues to review these estimates on a regular basis and considers adjustments to these estimates based on actual experience compared to historical estimates. Estimating the required warranty reserves requires a high level of judgment, especially as many of our products are at a relatively early stage in their product life cycles, and we cannot be sure that our warranty reserves will be adequate for all warranty claims that arise. Material warranty obligations, including, but not limited to, those in excess of our reserves, could have a material adverse effect on our business, financial condition and results of operations.

Challenges in managing manufacturing processes could disrupt operations and adversely affect our business.
Our business relies on effectively managing manufacturing processes to ensure we can meet production quality and quantity requirements. These efforts often require significant investments and planning, and any delays, inefficiencies, or unanticipated challenges—such as production issues, higher costs, or difficulties scaling operations—could reduce efficiency, increase expenses, and disrupt operations. Additionally, our plans for growth entail expanding our current operations. Expanding capacity or launching new products may initially result in lower yields, delays, or back-orders, which could harm customer relationships and financial results. If we fail to achieve anticipated efficiencies or cost savings, our business and results of operations could be materially impacted.

We depend on third parties for transportation services, and the lack of availability of and/or increases in the cost of transportation could have a material adverse effect on our business and results of operations.
Our business depends on the transportation of both finished goods to our distributors and other customers and the transportation of raw materials to us primarily through the use of flatbed trucks and rail transportation. We rely on third parties for transportation of these items. The availability of these transportation services is subject to various risks, including those associated with supply shortages, change in fuel prices, work stoppages, operating hazards and interstate transportation regulations. In particular, a significant portion of our finished goods are transported by flatbed trucks, which are occasionally in high demand (especially at the end of calendar quarters) and/or subject to price fluctuations based on market conditions and the price of fuel. Any material delays and challenges, including increases to freight and shipping costs and our ability to secure sufficient quantities of flatbed trucks and railcars necessary for our operations, both with respect to our procurement of raw materials and our delivery of our products, may result in a material adverse effect on our business, financial condition or results of operations.

The Company's Failure to Comply with Financial Covenants Under Certain of its Loan Agreements Could Have Adverse Consequences
The Company is subject to restrictive financial covenants under the terms of certain of its loan agreements, including requirements to maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million. The Company must also maintain a debt service coverage ratio greater than 1.2 to 1.0. If the Company fails to comply with these financial covenants, an event of default could occur, potentially resulting in accelerated repayment obligations, foreclosure on collateral that secures these loans, additional penalties, or other adverse consequences, such as the loss of access to capital or restrictions on future business activities. While the Company believes it is currently in compliance with all covenants under these loans, there is no guarantee the Company will remain in compliance with these covenants or that further amendments will be available. Any such failure to comply could materially and adversely affect the Company's financial condition, liquidity, and operations.

You will not have voting rights in the Company.
The Class 1 Common Stock being issued in this offering has no voting rights. As a result, you will not have the ability to influence the outcome of any matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. You must rely on the officers, directors, and voting stockholders of the Company for the management of the Company.

The Company's Management Has Discretion as to Use of Proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class 1 Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Issuances Under Our Stock Incentive Plan May Dilute the Ownership Interests of Our Stockholders
Our Company has adopted stock incentive plans, pursuant to which we may grant equity awards, including stock options, restricted stock units, and other equity-based compensation, to our employees, executive officers and directors. The issuance of shares under our stock incentive plans would result in dilution to existing stockholders. Future grants and exercises of stock options, vesting of restricted stock units, or other equity awards would also increase the number of shares of our Company outstanding, which may reduce the percentage ownership of investors in this offering, and dilute the value of your investment. While equity-based compensation is an important tool for attracting and retaining talent, excessive dilution resulting from these issuances could have a material adverse effect on your investment by reducing your relative ownership in the Company.

Future Fundraising May Affect the Rights of Investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company. In addition, interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of our Class 1 Common Stock that we are selling in this offering. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per share.

Investors who are married will be required to deliver a spousal consent to the Proxy Voting Agreement.
The Company requires that certain married investors be required to provide a spousal consent to the Proxy Voting Agreement. Married investors in "community property states" (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, Wisconsin, or Puerto Rico) are required to provide the consent of their spouse to entering into the Proxy Voting Agreement because in the event of dissolution of a marriage, or death of the investor with the spouse inheriting the securities in this Offering, the spouse taking possession of the shares will be bound by the terms of the Proxy Voting Agreement, providing certainty to the Company for the enforcement of the agreement. The Company requires that the spousal consent be provided to the Company within 30 days of confirmation of an investment in the Company. While non-receipt of a spousal consent may result in equitable remedies pursuant to the Proxy Voting Agreement, it is not a condition of the investment or being a stockholder of the Company. This means that investors whose shares are transferred by reason of dissolution of marriage or death of the investor may be in breach of the Proxy Voting Agreement if no spousal consent was provided to the Company.

The Company intends to evaluate potential mergers, acquisitions, or other strategic transactions, the consummation of which may not benefit investors in this offering.
Modern Mill is committed to exploring strategic opportunities that could enhance shareholder value and support our long-term growth objectives. As part of this commitment, we have engaged (or reasonably expect to do so on or around the launch of this crowdfunding campaign) an investment bank to assist us in evaluating potential mergers, acquisitions, or other strategic transactions. This engagement is a proactive step in identifying opportunities that align with our mission and business goals. It is crucial for investors participating in our crowdfunding campaign to recognize that while we are actively pursuing these strategic opportunities, there is no certainty that any M&A process will be completed. The exploration of strategic alternatives is complex and subject to numerous factors beyond our control, including market conditions, regulatory approvals, and the interests of potential partners. More importantly, investors in this crowdfunding campaign need to be aware that the interests of various stakeholders, including equity holders, creditors, and other parties, may differ and could influence the outcome of any strategic transaction. Stakeholders that invested at lower valuations or in earlier rounds may be more incentivized to approve a transaction at a lower price than investors at higher valuations. While all stakeholders have an interest in maximizing value, investors in this crowdfunding campaign should know there is a real possibility of, as of the launch of this crowdfunding campaign and based on certain indications of value and interest, the Company engaging in a transaction at a valuation that may not provide such investors with a financial return or even be sufficient to distribute an amount equal to their investment. The potential impact on crowdfunding investors will depend

on the specific terms and structure of any transaction that might occur. We encourage investors to consider these factors carefully and to consult with their financial advisors when making investment decisions.

Obligations to holders of the Company's Preferred Stock May Limit Returns to Investors in This Offering
The Company has issued shares of Preferred Stock that are entitled to cumulative, accruing dividends (the "Accruing Dividends"), which must be paid in priority to any distributions to holders of Common Stock, including the Class I Common Stock offered in this Regulation Crowdfunding offering. These Accruing Dividends accrue daily, whether or not declared by the Board of Directors, and are cumulative. These Accruing Dividends must be paid in full, together with the return of the Original Issue Price of the Preferred Stock, before any dividends or distributions may be made to holders of Common Stock, including the Class 1 Common Stock being offered in this Regulation Crowdfunding campaign. As of March 24, 2025, the Company had approximately $103 million in outstanding obligations to holders of Preferred Stock, consisting of approximately $82.5 million in return of capital (Original Issue Price) and approximately $20 million in accrued and unpaid dividends. These obligations represent a substantial liquidation preference and must be fully satisfied before any investor in this offering would be entitled to receive dividends, distributions, or proceeds from a sale, merger, or liquidation of the Company. Accordingly, there is a significant risk that investors in this offering may not receive any return on their investment unless and until the Preferred Stockholders have received full payment of their Accruing Dividends and return of capital. In a downside scenario or exit transaction with a valuation below the aggregate Preferred Stock preference, investors in this offering could lose their entire investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chris Guimond	60,000,000	Class B Common Stock	
Chris Guimond	100,000	Series A Preferred Stock	45.7%
Chris Guimond	21,304	Series B Preferred Stock	
David Guimond	60,000,000	Class B Common Stock	
David Guimond	100,000	Series A Preferred Stock	45.7%
David Guimond	21,304	Series B Preferred Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Convertible Note, Class 1 Common Stock, and Series R Redeemable Senior Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,659,574 of Class 1 Common Stock.

Class A Common Stock

The amount of security authorized is 447,714,450 with a total of 40,931,250 outstanding.

Voting Rights

Each holder of shares of Class A Common Stock will be entitled to one (1) vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.

Material Rights

The amount outstanding of Class A Common Stock includes 2,201,250 shares that may be issued upon the exercise of outstanding options. The amount outstanding of Class A Common Stock does not include shares reserved for issuance under the Company's stock plans.

Class B Common Stock

The amount of security authorized is 120,000,000 with a total of 120,000,000 outstanding.

Voting Rights

Each holder of shares of Class B Common Stock will be entitled to ten (10) votes for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.

Material Rights

Conversion Rights

Optional Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) at the option of the holder at any time.

Mandatory Conversion. Upon any transfer of Class B Common Stock, each such transferred share shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock.

Preferred Stock

The amount of security authorized is 116,993,670 with a total of 0 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to a number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Note - the Company's has designated 42,0000,000 shares of the authorized Preferred Stock of the Company as "Series A

Preferred Stock", 33,000,000 shares of the authorized Preferred Stock of the Corporation as "Series B Preferred Stock", and 25,882,800 shares of the authorized Preferred Stock as "Series C Preferred Stock". Because the rights of each of these Series are substantially similar, we refer to each of the Series A, B, and C Preferred Stock collectively as "Preferred Stock" herein, unless noting a specific right of a particular Series of Preferred Stock of the Company.

Dividend Preference. From the date of issuance, dividends accrue daily and are cumulative on the Company's Preferred Stock as follows: (i) 8% per annum of the Original Issue Price for Series A Preferred Stock; and (ii) 4% per annum of the Original Issue Price for Series B and Series C Preferred Stock. Accruing Dividends are payable only when, as, and if declared by the Board of Directors, and the Company is not obligated to pay such dividends unless declared. The Company may not declare or pay dividends on Common Stock unless all accrued and unpaid dividends on the Preferred Stock have been paid. Once the holders of Preferred Stock have received aggregate distributions equal to the Original Issue Price plus all accrued but unpaid dividends, the Preferred Stock will participate in Common Stock dividends on an as-converted basis. The "Original Issue Prices" are $0.66667 per share for Series A, $1.33333 per share for Series B, and $1.54543 per share for Series C, each subject to adjustment for stock splits, dividends, and similar recapitalization.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock are entitled to receive, on a pari passu basis, a preferential payment equal to one times the applicable Original Issue Price plus any accrued but unpaid dividends, before any distributions are made to holders of Common Stock. If the Company's assets are insufficient to fully satisfy these amounts, the available assets will be distributed ratably among the Preferred Stockholders based on the amounts they are entitled to receive. After full payment of the liquidation preferences to the Preferred Stockholders, any remaining assets or proceeds will be distributed pro rata to holders of Preferred Stock and Common Stock, as if all such shares were converted to Class A Common Stock.

Optional Conversion Rights. Each share of Preferred Stock is convertible at the option of the holder at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Prices" are equal to $0.66667 per share for Series A, $1.33333 per share for Series B, and $1.54543 per share for the Series C, each subject to adjustment for stock splits, dividends, and similar recapitalization.

Mandatory Conversion: Upon either (a) the closing of the sale of shares of capital stock of the Company to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the vote of the majority of the Preferred Stock and Common Stock outstanding (voting as a single class), all outstanding shares of Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rate.

Anti-Dilution Rights. The Company's Certificate of Incorporation includes provisions for adjusting the Conversion Price of Preferred Stock to account for dilutive issuances of Common Stock or securities convertible into Common Stock. These adjustments ensure that the Preferred Stockholders maintain their proportional equity value in the event of new issuances at a price below the current Conversion Price. The key terms are as follows:

- Dilutive Issuances: Any new shares of Common Stock, or securities convertible into Common Stock, issued after the Original Issue Date of the Series C Preferred Stock at a price below the current Conversion Price triggers a reduction in the Conversion Price of the Preferred Stock.

-Exempted Securities: Certain issuances are excluded from this adjustment, including shares issued as stock splits, dividends, or approved plans (e.g., equity compensation plans, strategic partnerships, or acquisitions).

- Calculation of Adjustments: Adjustments to the Conversion Price are calculated using a formula that considers the number of shares outstanding, the price of new issuances, and the aggregate consideration received.

- Options and Convertible Securities: The Company deems shares issuable under options or convertible securities as issued when determining adjustments. Subsequent amendments to the terms of these securities that increase dilution may trigger additional adjustments.

- Multiple Issuance Adjustments: If related issuances occur within a 90-day period, the Conversion Price adjustment is calculated as if all issuances happened on the first issuance date.

In addition to the above rights, the Company's Preferred Stockholders have also entered into Investor Rights Agreements and Voting Agreements with the Company, the terms of which are summarized below.

Investors' Rights Agreement

* Registration Rights: The holders of Series A Preferred may, any time after the earlier of (i) five (5) year after the date the agreement was entered into by the stockholder; or (ii) six (6) months after the effective date of the registration statement related to the Company's underwritten public offering of its Common Stock under the Securities Act of 1933, as amended, require the Company to file a S-1 or S-3 registration statement registering for resale the shares held by these holders if a sufficient percentage of the holders make such a demand (which is 85% for the S-1, and 30% for the S-3).

* Right of First Offer: Subject certain terms and conditions, if the Company proposes to offer or sell any "New Securities" - i.e. equity securities of the Company - the Company shall first offer such New Securities to each holder of the Series A Preferred Stock.

Voting Agreement

* Board Composition: Each holder of Preferred Stock of the Company agrees to vote, or cause to be voted, all shares owned by such Stockholder necessary to ensure that Christopher Guimond and David Guimond are Directors of on the Board, so long as they each own 5% or more of the outstanding capital stock of the Company (on an as-converted to Common Stock basis).

* Increase Authorized Common stock. The Company's Preferred Stockholders agree to vote all shares they own or control, as necessary, to increase the number of authorized shares of Common Stock of the Company.

* Drag Along: In the event of a Sale of the Company—defined as a transaction where a party acquires more than 50% of the Company's voting power - if approved by (i) holders of more than 50% of the outstanding Common and Preferred Stock (voting as a single class on an as-converted basis) and (ii) the Board of Directors all stockholders agree to vote their shares as required to approve and effect the Sale of the Company.

Series A Preferred Stock

The amount of security authorized is 42,000,000 with a total of 36,195,000 outstanding.

Voting Rights

(See "Preferred Stock" Description Above)

Material Rights

(See "Preferred Stock" Description Above)

Series B Preferred Stock

The amount of security authorized is 33,000,000 with a total of 29,033,055 outstanding.

Voting Rights

(See description of "Preferred Stock")

Material Rights

(See description of "Preferred Stock").

Series C Preferred Stock

The amount of security authorized is 25,882,800 with a total of 12,941,400 outstanding.

Voting Rights

(See description of "Preferred Stock")

Material Rights

(See description of "Preferred Stock")

Convertible Note

The security will convert into Series b preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,451,514.00
Maturity Date: December 07, 2027
Interest Rate: 0.05%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: These notes are convertible at any time at the option of the holder into shares of the Company's Series B Preferred Stock. If the holder of the note does not exercise the right to voluntarily convert the notes, the notes automatically convert at the earliest of December 2, 2027 or upon a "trigger" event (such as an IPO by the Company), as defined in the loan agreements.

Material Rights

There are no material rights associated with Convertible Note.

Class 1 Common Stock

The amount of security authorized is 3,585,511 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class 1 Common Stock.

Material Rights

Call Right Upon liquidation event

The Company has established a Call Right related to shares of Class 1 Common Stock. The Call Right allows the Company, at its sole discretion and at any time prior to a "Liquidation Event" (i.e. sale, merger, or consolidation of the Company) to require holders of Class 1 Common Stock to sell all or a portion of their shares back to the Company at a price that is three (3) times the purchase price paid for the shares of Class 1 Common Stock. Please review exhibit F and your subscription agreement for complete details.

Grant of Proxy

Investors in this offering will be required to agree to be party to a Proxy Voting Agreement by and among the Company and the other Class 1 Stockholders of the Company, a copy of which is included as Exhibit A to the Subscription Agreement investors will sign in order to purchase shares in this offering. Pursuant to the Proxy Voting Agreement, investors in this offering will agree:

• To vote all shares as directed by the Proxyholder (as defined further below) in elections of directors (including removal of directors, as applicable).

• To vote as instructed by the Proxyholder on key matters, including:

- Approved Sales (Acquisitions, mergers, asset sales, etc.), which may require you to sell all of your shares in the Company

- Certificate Amendments (amendments to the Company's charter).

• To grant the Proxyholder an irrevocable proxy to vote your shares

• To waive their right to a jury trial with respect to disputes arising from the Proxy Voting Agreement

The "Proxyholder" is the Company's President or, if the Company has no President in office, any other officer designated by the Board of Directors. The Proxy Voting Agreement will be binding upon successors and assigns. Any transfer (sale, gift, etc.) of shares of Class 1 Common Stock must be approved by the Proxyholder and the Company – and the transferee must agree in writing to be bound by the Proxy Voting Agreement.

Transfer Restrictions

Investors in this offering will be bound by the terms of the Subscription Agreement, which prohibits resales of the Company's Class 1 Common Stock prior to the effectiveness of a registration statement filed by the Company under the Securities Act of 1933, unless otherwise permitted by the Company pursuant to a valid exemption under the Securities Act of 1933.

Please review exhibit F and your subscription agreement for complete details.

Series R Redeemable Senior Preferred Stock

The amount of security authorized is 18,000,000 with a total of 0 outstanding.

Voting Rights

Except as expressly provided by this Restated Certificate or as required by law, Series R Redeemable Senior Preferred Stock shall be nonvoting and the holders thereof shall have no voting rights with respect thereto. Any references to Preferred Stock in the Restated Certificate in the context of required approvals, consents, or votes of holders of shares of Preferred Stock shall be deemed to expressly exclude any shares of Series R Redeemable Senior Preferred Stock.

Material Rights

Upon the consummation of the Series R Financing (as defined below), the Company shall create this class of Series R Redeemable Senior Preferred Stock. Please see exhibit F for complete information regarding the rights and preferences of the Series R Redeemable Senior Preferred Stock. Certain rights and preferences are outlined below.

The total amount outstanding of Series R Redeemable Senior Preferred Stock does not include any shares that might be

issued in connection with the Series R Financing.

Rights and Preferences

Liquidation Preference

In a liquidation or Deemed Liquidation Event, Series R holders receive, before any Common or Preferred Stock, a payout equal to the Applicable Series R Purchase Price or the Series R Redemption Price, as applicable. If assets are insufficient, Series R holders share the shortfall ratably.

Holder Redemption Right

Beginning on the 36-month anniversary of the Series R Original Issue Date and prior to a Deemed Liquidation Event, Series R holders may force the company to redeem all their Series R shares for the Series R Redemption Price, defined as 2.5× the Original Issue Price plus any declared but unpaid dividends. If legally available funds are insufficient, redemptions must occur pro rata and then continue when funds become available.

Participation in 1% Common Pool

After full payment of Series R liquidation amounts and other senior preferences, Series R holders receive 1% of the total proceeds otherwise allocated to all Common Stock and Class 1 Common Stock, distributed pro rata among Series R holders.

Dividend Rights

Series R holders are entitled to receive dividends only if, when, and as declared by the Board. No accruing or guaranteed dividend exists, and Series R holders receive no preferential treatment on dividends aside from what is expressly declared.

Protective Provisions

As long as Series R is outstanding, the corporation may not, without approval of a majority of Series R shares, (1) purchase, redeem, or pay dividends on Preferred Stock or Common Stock (with limited exceptions), or (2) amend the definition of a "Deemed Liquidation Event."

Dividend Rights

Series R holders are entitled to receive dividends only if, when, and as declared by the Board. No accruing or guaranteed dividend exists, and Series R holders receive no preferential treatment on dividends aside from what is expressly declared.

What it means to be a minority holder

As a minority holder of Class 1 Common Stock of the Company, you will have no voting rights with respect to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have no influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

In connection with the Company's proposed Series R Financing, investors should also be aware that the issuance of a new senior preferred class with preferential economic rights may further reduce the residual value available to existing equity holders in a liquidity event. Although the Series R shares would be non-convertible, their senior liquidation preference and participation rights could effectively dilute the economic interests of junior securities by reallocating proceeds that would otherwise be shared among existing holders. Additionally, future financings may reference or build upon the terms of the proposed Series R securities, potentially resulting in additional issuances that could further dilute existing investors' relative economic position.

There can be no assurance that the proposed Series R Financing will be consummated on the terms currently contemplated,

or at all. The completion of the financing remains subject to the negotiation and execution of definitive agreements, the satisfaction of closing conditions, and the Company's continuing assessment of its capital needs and strategic alternatives. Any delay, modification, or failure to close the proposed financing could materially affect the Company's capital structure, liquidity position, and the timing or likelihood of any potential dilutive effects described above.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $24,130,000.00
  Number of Securities Sold: 2,413,000
  Use of proceeds: Payment of the fee for the license agreement for the patent and other trade secrets related to our ACRE product, as well as the acquisition the land and construction of the manufacturing facility in Mississippi that serves as our headquarters.
  Date: February 01, 2020
  Offering exemption relied upon: 506(b)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $38,572,208.00
  Number of Securities Sold: 1,935,537
  Use of proceeds: Expanding the manufacturing capacity at the Mississippi plant.
  Date: July 01, 2022
  Offering exemption relied upon: 506(b)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $20,000,000.00
  Number of Securities Sold: 862,761
  Use of proceeds: Expand manufacturing capacity with new equipment, increase sales and marketing efforts, and build a second manufacturing facility to meet demand.
  Date: July 01, 2024
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $1,451,514.00
  Use of proceeds: Expand manufacturing capacity at the Mississippi plant.
  Date: December 08, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Unaudited Financials: Please note that all financial reports or figures in this statement from after December 31, 2024 have not been audited and interim results subject to change.

Net Revenues: The Company generated $19,062,315 in net revenues for the year ending December 31, 2023 – a 60% increase compared to net revenues of $11,878,362 for the year endin December 31, 2022. Revenues in both periods were primarily comprised of sales of our ACRE products – primarily, our siding and trim ACRE products. The Company believes this increase revenue was primarily the result of the Company generating a greater return on our sales and marketing efforts, more consumers becoming aware of ACRE, and existing customers purchasing more ACRE to meet rising demand for durable, sustainable, and made-in-the-USA building materials.

For the year ending December 31, 2024, the Company generated $18,925,825 in net revenues, a 0.7% decrease from the prior year. However, gross revenues for the same period increased by 2.4%, from $19,991,557 in 2023 to $20,471,799 in 2024. The primary reason for the difference in trend from management's perspective is due to the prioritization of finite resources into manufacturing vs sales. In 2023 and going into 2024, the Company had a production problem, with unreasonably long lead times and an inability to timely meet demand. The Company made significant investments in equipment (capital expense of $1,937,052 in 2024) and personnel to improve these inefficiencies and now believes these production challenges are solved. However, that focus on production in turn meant there were not enough resources dedicated to sales and business development, which resulted in effectively flat sales from 2023 to 2024. The Company is now making those investments and expects substantial improvement in gross sales (and therefore net revenue) in 2025. To date in 2025, unaudited financials from Q1 2025 show gross revenues of $5,820,750 and net revenues of $5,269,325, representing increases vs the same period in 2024 of approximately 22% and 21%, respectively.

Cost of Goods Sold: Cost of Goods Sold ("COGS") for the year ending December 31, 2023 were $19,729,712 – a 36% increase compared to $14,530,798 for the year ended December 31, 2022. Direct COGS remained relatively stable from December 31, 2022 to December 31, 2023 despite the increase in Net Revenues – however, the Company incurred $3,393,684 worth of costs due to inventory valuation adjustment for the year ending December 31, 2023 which it did not incur for the year ended December 31, 2022, which was a primary contributor to the 36% increase in COGS in 2023. The inventory valuation adjustment was a result of us taking aged and obsolete inventory and making a one-time adjustment to write down inventory scrap to $0 on the balance sheet.

For the year ending December 31, 2024, COGS were $20,406,773, which represents a 3.4% increase in absolute dollars from 2023, which is roughly flat as a percentage of gross sales (98.6% in 2023 vs 99.6% in 2024). There was a large increase in direct COGS vs 2023 as a percentage of sales, due to a temporary increase in labor needed to rework aged inventory created in early manufacturing cycles. These expenses are not expected to repeat in 2025. To date in 2025, unaudited financials from Q1 2025 show COGS of $3,629,624, which is a decrease of nearly $12,000 vs the same period in 2024.

Operating Expenses: Operating expenses for the year ending December 31, 2023 were $11,799,240 – a 3% decrease compared to $12,172,412 for the year ended December 31, 2022. A primary driver of this decrease was a significant reduction in research and development costs incurred in 2023 compared to 2022, as less research and development investment was needed to bring our products to market – which offset modest increases in salaries and benefits expenses incurred in 2023 compared to 2022.

For the year ending December 31, 2024, operating expenses were $11,922,509 – a 1% absolute increase compared to $11,799,240 for the year ended December 31, 2023, but a slight 1% decrease Y/Y as a percentage of sales. To date in 2025, unaudited financials from Q1 2025 show operating expenses of $3,749,653 vs $2,398,535 in the same period in 2024.

Other Income (Expense): The Company had $1,042,886 in other income for the year ending December 31, 2023, compared to other expenses of $314,315 for the year ending December 31, 2022. This was primarily due to a significant increase in investment income in 2023 compared to 2022. In 2023, the Company recognized approximately $957,000 of ERC (Employee Retention Credit) that was offered to employers during the COVID pandemic. The ERC was recognized as other income in June 2023. Additionally, in 2023 the Company had more cash invested in T-Bills than in 2022, which led to increased investment income.

For the year ending December 31, 2024, the Company had $1,251,823 in other income – a 20% increase over prior year. A majority of this income was due to a one-time adjustment for royalties owed on a patent. The Company purchased a royalty-free license, which converted all future royalty payments on its books into income. To date in 2025, unaudited financials from Q1 2025 show other income of $775,742 vs $627,184 in the same period in 2024.

Net Loss. As a result of the foregoing, the Company's net loss for the year ending December 31, 2024 slightly widened by 6.3% to $12,151,634 from $11,423,751 in 2023, which was a substantial improvement of 25% over net loss in 2022 of $15,139,163. To date in 2025, unaudited financials from Q1 2025 show a net loss of of $2,885,695 vs $2,318,484 in the same period in 2024.

Historical results and cash flows:

The Company is currently in a growth stage and is revenue-generating. We believe that historical cash flows are not indicative of future revenue and cash flow expectations due to several factors. In the past, the Company operated without a steady-state environment, faced long lead times of over a year for equipment, and only recently launched new manufacturing lines. Additionally, we have achieved national distribution and are seeing continued benefits from repeat sales to existing customers. Looking ahead, our goal is to scale operations by increasing sales and expanding manufacturing capacity to meet growing demand and improve overall efficiency.

Trends

In 2024, the Company raised $20 million from the sale of shares of its Series C Preferred Stock, which significantly improved the Company's liquidity and allowed it to make the aforementioned investments in the manufacturing process and production efficiency, including new equipment, upgrades to equipment and personnel.

Looking ahead for the rest of 2025 and into 2026, we expect our capital spending on manufacturing to taper off, paired with an increased focus on sales and business development. As of March 31, 2025, the Company expects gross sales to increase increase this year relative to previous years.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company is currently generating revenues, with $18,925,825 in net revenues for the year ending December 31, 2024. The Company's cash and cash equivalents at the end of 2024 were $2,072,389, plus $7,267,550 in available-for-sale debt securities (Treasuries). This compares to $543,459 at the end of 2023, with $9,936,359 in securities. As of March 31, 2025, the Company has approximately $6,847,908 in cash on hand and securities. Apart from revenues from its operations and its cash on hand, the Company does not have other sources of capital it can rely upon for its operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While the funds from this offering are critical for its plan of operations, the Company believes it can continue to fund operations from current revenues, prior investment capital, and if necessary, other sources of equity and/or debt.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company does not believe the funds from this campaign are absolutely necessary to its viability. While currently operating at a net loss, the Company believes it could still continue operations without the funds from this Offering, by either reducing our costs, or by seeking investment capital or loans from other sources. If the Company reaches its maximum funding goal under this Offering, such funds (net to the Company) would represent approximately 51% of the total cash on hand as of March 31, 2025 (including securities).

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, it reasonably expects to be able to continue operations for at least 12 months, provided it may need to seek other sources of capital and reduce its operating expenses. To date in 2025, unaudited financials from Q1 2025 show the Company's average monthly burn is approximately $850,000. Therefore, unless the Company raises more than the minimum funding goal of $15,000, the Company will likely seek additional sources of

capital and/or may reduce its expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $5,000,000 (gross) we expect the Company will continue to operate for at least 12 months.

The Company estimates its current (as of March 31, 2025) monthly burn rate is approximately $850,000. The Company believes that, in the case of raising the maximum offering amount, the proceeds from the offering, in combination with the Company's revenues and current cash reserves, it would be able to operate for at least the next 12 months without materially changing its current operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In the near future the Company is planning on undergoing a financing whereby they plan on selling a new class of Series R Redeemable Senior Preferred Stock, a non-voting security with liquidation preference senior to all classes of stock currently outstanding (the "Series R Financing"). Additionally, holders of Series R will receive a corresponding redemption right beginning 36 months after the original issuance of the first Series R share, allowing them to require the corporation to redeem their shares at 2.5× the Original Issue Price plus declared but unpaid dividends. The Series R provisions also introduce tailored protective rights, including a majority-in-interest consent requirement for certain corporate actions affecting economic priority, such as dividends or redemptions on junior securities and amendments to the definition of a Deemed Liquidation Event.

Additionally, the Company is undergoing a minor restructuring whereby certain investors who previously owned preferred shares in Sustainable Lumber, Inc. will exchange those preferred shares for shares of Modern Mill, Inc. (subsidiary of Sustainable Lumber, Inc.).

There can be no assurance that the proposed Series R Financing will be consummated on the terms currently contemplated, or at all. The completion of the financing remains subject to the negotiation and execution of definitive agreements, the satisfaction of closing conditions, and the Company's continuing assessment of its capital needs and strategic alternatives. Any delay, modification, or failure to close the proposed financing could materially affect the Company's capital structure, liquidity position, and the timing or likelihood of any potential dilutive effects described above.

The Company has contemplated additional future sources of capital, including future capital raises, equity, debt, existing investors investing more, R&D credits, grants, and lines of credit.

Indebtedness

- Creditor: BIZCAPITAL BIDCO I, L.L.C.
  Amount Owed: $486,548.00
  Interest Rate: 3.25%
  Maturity Date: September 29, 2026
  This promissory note is secured by the Company's equipment assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

- Creditor: CDVCA XII, LLC
  Amount Owed: $13,579.00
  Interest Rate: 3.25%
  Maturity Date: September 29, 2026
  This promissory note is secured by the Company's equipment assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

- Creditor: CDVCA 14, LLC
  Amount Owed: $2,188,869.00
  Interest Rate: 3.25%
  Maturity Date: September 29, 2026
  This promissory note is secured by the Company's equipment assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage

ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

- Creditor: CDVCA 21, LLC
  Amount Owed: $3,174,603.00
  Interest Rate: 3.25%
  Maturity Date: December 07, 2026
  This promissory note is secured by all of the Company's assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

- Creditor: MIDWEST COMMUNITY DEVELOPMENT FUND XIV, L.L.C.
  Amount Owed: $1,523,810.00
  Interest Rate: 3.25%
  Maturity Date: December 07, 2026
  This promissory note is secured by all of the Company's assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

- Creditor: MIDWEST COMMUNITY DEVELOPMENT FUND XIV, L.L.C.
  Amount Owed: $126,984.00
  Interest Rate: 3.25%
  Maturity Date: December 07, 2026
  This promissory note is secured by all of the Company's assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

- Creditor: Pike National Bank
  Amount Owed: $19,434.00
  Interest Rate: 3.49%
  Maturity Date: September 05, 2026
  Secured by the Company's Motor Vehicle

- Creditor: Pike National Bank
  Amount Owed: $1,562,072.00
  Interest Rate: 3.75%
  Maturity Date: October 15, 2025
  Secured by the Company's Manufacturing Facility and Headquarters in Mississippi

- Creditor: Pike National Bank
  Amount Owed: $22,774.00
  Interest Rate: 3.75%
  Maturity Date: February 05, 2026
  Secured by the Company's Fork Lift.

- Creditor: CDVCA 14, LLC
  Amount Owed: $1,256,839.00
  Interest Rate: 0.5%
  Maturity Date: December 02, 2027
  This is a convertible promissory note, convertible into the Company's Series B Preferred Stock. If the note holder does not exercise the right to voluntarily convert the note, the note automatically converts at the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. In connection with the loan, the noteholder executed a joinder to the Company's existing Investors' Rights Agreement and Voting Agreements with its Preferred Stockholders, pursuant to which the note holder will be subject to the terms of those agreements upon conversion of the note. The note prohibits prepayment of principal of the note, and all interest is due and payable at maturity. The Company has reserved a total of 72,575 shares of Series B Preferred Stock upon the conversion of all existing convertible promissory notes convertible into Series B Preferred Stock of the Company as of December 31, 2023.

- Creditor: BIZCAPITAL BIDCO I, L.L.C.
  Amount Owed: $50,000.00
  Interest Rate: 0.5%

Maturity Date: December 02, 2027
This is a convertible promissory note, convertible into the Company's Series B Preferred Stock. If the note holder does not exercise the right to voluntarily convert the note, the note automatically converts at the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. In connection with the loan, the noteholder executed a joinder to the Company's existing Investors' Rights Agreement and Voting Agreements with its Preferred Stockholders, pursuant to which the note holder will be subject to the terms of those agreements upon conversion of the note. The note prohibits prepayment of principal of the note, and all interest is due and payable at maturity. The Company has reserved a total of 72,575 shares of Series B Preferred Stock upon the conversion of all existing convertible promissory notes convertible into Series B Preferred Stock of the Company as of December 31, 2023.

- Creditor: CDVCA Sub-CDE XII, LLC
  Amount Owed: $144,675.00
  Interest Rate: 0.5%
  Maturity Date: December 02, 2027
  This is a convertible promissory note, convertible into the Company's Series B Preferred Stock. If the note holder does not exercise the right to voluntarily convert the note, the note automatically converts at the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. In connection with the loan, the noteholder executed a joinder to the Company's existing Investors' Rights Agreement and Voting Agreements with its Preferred Stockholders, pursuant to which the note holder will be subject to the terms of those agreements upon conversion of the note. The note prohibits prepayment of principal of the note, and all interest is due and payable at maturity. The Company has reserved a total of 72,575 shares of Series B Preferred Stock upon the conversion of all existing convertible promissory notes convertible into Series B Preferred Stock of the Company as of December 31, 2023.

- Creditor: Wells Fargo
  Amount Owed: $22,568.00
  Interest Rate: 1.865%
  Maturity Date: August 16, 2026

- Creditor: Wells Fargo
  Amount Owed: $138,347.00
  Interest Rate: 1.9%
  Maturity Date: August 01, 2029

- Creditor: Great America
  Amount Owed: $20,826.00
  Interest Rate: 3.46%
  Maturity Date: September 05, 2028

- Creditor: Hyster
  Amount Owed: $45,126.00
  Interest Rate: 5.12%
  Maturity Date: June 15, 2027

Related Party Transactions

- Name of Person: Chris Guimond
  Relationship to Company: Officer, Director, Significant Stockholder
  Nature / amount of interest in the transaction: The Company pays rent to Chris Guimond for housing that totaled approximately $97,000 and $69,000 for the years ended December 31, 2023 and 2022, respectively.
  Material Terms: Rent is paid month-to-month by the Company to Chris Guimond for the use of housing owned by Chris Guimond. The Company's headquarters is in a remote area, and the homes are is used by Company personnel for lodging when traveling to the headquarters for work. It is also used a showroom for the Company's ACRE products. There is no formal written agreement setting forth the terms of this arrangement.

- Name of Person: Chris Guimond, Brian Cox, and other executive officers of the Company
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: As of December 31, 2023 and 2022, the Company had $164,264 and $14,150, respectively, in accounts payable to Chris Guimond, Brian Cox, and other executive officers of the Company.
  Material Terms: These accounts payable were primarily expense reimbursements for travel expenses incurred by these individuals in performance of their job duties for the Company.

- Name of Entity: Gigantic Holdings LLC
  Names of 20% owners: Chris and David Guimond

Relationship to Company: Officers, Directors, Significant Shareholders
Nature / amount of interest in the transaction: As of December 31, 2023 and 2022, the Company had purchases of $1,670 and $234,164, respectively, related to purchases from an affiliate entity of the Company (Gigantic Holdings LLC), of which Chris and David Guimond are part owners and managers.
Material Terms: These were purchases for garbage bags (in 2023) and ground protection mats, equipment, spare parts, and additional warehouse storage (in 2022).

Valuation

Pre-Money Valuation: $450,000,001.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis.

In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised

In making this calculation we have not assumed that (i) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,451,514.00 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Additional note: method used to calculate share price is exclusive of accumulated preferred return.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,999.12, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- Research & Development
  10.0%
  We intend to use the proceeds from this offering allocated to "Research & Development" for market and customer research, new product development and market testing.
- Inventory
  20.0%
  We intend to use the proceeds from this offering allocated for "Inventory" to purchase inventory for the Company's ACRE products in preparation for meeting increased demand for our product. Specifically, we intend to purchase raw materials and finished goods carrying on the floor to meet 2025 sales projections.
- Operations
  10.0%
  We intend to use proceeds allocated to "Operations" for payment of general overhead expenses incurred in the day-to-day operation of our business, including, but not limited to, repayment of company indebtedness.
- Company Employment
  10.0%
  We intend to use proceeds allocated to "Company Employment" to pay salaries and wages to Company personnel (including compensation to executive officers) for our daily operations, as well to fund additional hires to expand our workforce.

- Marketing
  10.0%
  We intend to use the proceeds from this offering allocated for "Marketing" to fund the Company's marketing efforts for its ACRE products, to help promote awareness of the Company and its brand.

- Working Capital
  28.0%
  We intend to use the proceeds from this offering allocated to "Working Capital" to cover expenses related to our plan of operations, capital expenditures, as well as the ongoing day-to-day operations of the Company.

- Offering Expenses
  4.5%
  We intend to use these proceeds pay certain offering expenses incurred in connection with undertaking this offering, including legal and accounting expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at modern-mill.com (www.modern-mill.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/modernmill

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Sustainable Lumber, Inc.

[See attached]

Sustainable Lumber, Inc. and Subsidiary

Independent Auditor's Report and Consolidated Financial Statements

December 31, 2024 and 2023

Sustainable Lumber, Inc. and Subsidiary
Contents
December 31, 2024 and 2023

Independent Auditor's Report 1

Consolidated Financial Statements

Balance Sheets 3

Statements of Operations 5

Statements of Comprehensive Loss 6

Statements of Changes in Stockholders' Equity 7

Statements of Cash Flows 8

Notes to Financial Statements 9

Forvis Mazars, LLP
1400 Meadowbrook Road, Suite 300
Jackson, MS 39211
P 601.948.6700 | F 601.948.6000
forvismazars.us

Independent Auditor's Report

Board of Directors
Sustainable Lumber, Inc. and Subsidiary
McComb, Mississippi

Opinion

We have audited the consolidated financial statements of Sustainable Lumber, Inc. and Subsidiary (Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has had recurring losses from operations and recurring negative cash flows from operations. Management's evaluation of the conditions and events and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Forvis Mazars, LLP

Jackson, Mississippi
April 16, 2025

Sustainable Lumber, Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2024 and 2023

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,072,389	$ 543,459
Available-for-sale debt securities (Note 3)	7,267,550	9,936,359
Accounts receivable, net (Note 4)	237,234	1,571,872
Inventories (Note 5)	6,305,236	7,390,441
Prepaid expenses and other assets	400,785	272,716
Total Current Assets	16,283,194	19,714,847
Property and Equipment, at Cost		
Land	157,197	50,000
Buildings and improvements	4,751,639	1,779,058
Machinery and equipment	18,219,739	16,299,184
Other property and equipment	951,387	968,491
Construction in progress	286,211	3,455,347
	24,366,173	22,552,080
Accumulated depreciation	(7,599,531)	(5,010,911)
Property and Equipment, Net	16,766,642	17,541,169
Other Assets		
Right-of-use (ROU) assets - finance leases	251,530	283,022
Intangible asset, net (Note 6)	5,654,557	8,363,985
Total Other Assets	5,906,087	8,647,007
Total Assets	$ 38,955,923	$ 45,903,023

	2024	2023
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 1,704,510	$ 3,100,851
Accrued expenses and other liabilities	1,409,535	1,763,123
Royalties payable	-	1,086,959
Current portion of finance lease liabilities (Note 8)	65,290	58,318
License agreement payable (Note 6)	-	5,500,000
Current portion of notes payable (Note 7)	9,106,881	9,067,445
Total Current Liabilities	12,286,216	20,576,696
Long-Term Liabilities		
Long-term portion of finance lease liabilities (Note 8)	161,577	220,089
Long-term portion of notes payable (Note 7)	1,421,732	3,031,609
Total Long-Term Liabilities	1,583,309	3,251,698
Total Liabilities	13,869,525	23,828,394
Stockholders' Equity		
Preferred stock, $0.0001 par value, 6,725,520 shares authorized, designated as		
Series A preferred stock, 2,800,000 shares allocated in 2024 and 2023; 2,413,000 shares issued and outstanding outstanding in 2024 and 2023; liquidation preference of $36,807,378 as of December 31, 2024	241	241
Series B preferred stock, 2,200,000 shares allocated in 2024 and 2023; 1,935,537 shares issued and outstanding in 2024 and 2023; liquidation preference of $42,446,362 as of December 31, 2024	194	194
Series C preferred stock, 1,725,000 shares allocated in 2024 and 2023; 862,760 shares issued and outstanding in 2024 and 215,690 shares issued and outstanding in 2023; liquidation preference of $20,519,656 as of December 31, 2024	87	22
Class A common stock, $0.0001 par value, 29,200,000 shares authorized; 2,582,000 shares issued and outstanding at 2024 and 2023	258	258
Class B common stock, $0.0001 par value, 8,000,000 shares authorized; 8,000,000 shares issued and outstanding at 2024 and 2023	800	800
Additional paid-in capital	83,397,154	68,241,812
Other comprehensive income	27,917	19,921
Accumulated deficit	(58,340,253)	(46,188,619)
Total Stockholders' Equity	25,086,398	22,074,629
Total Liabilities and Stockholders' Equity	$ 38,955,923	$ 45,903,023

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Operations
Years Ended December 31, 2024 and 2023

	2024	2023
Revenues (Note 4)		
Gross revenue	$ 20,471,799	$ 19,991,557
Less discounts and earned rebates	(1,545,974)	(929,242)
Net Revenue	18,925,825	19,062,315
Cost of Goods Sold		
Direct costs	18,301,822	14,746,196
Inventory valuation adjustment	-	3,393,684
Depreciation	2,104,951	1,589,832
Total Cost of Goods Sold	20,406,773	19,729,712
Gross Loss	(1,480,948)	(667,397)
Operating Expenses		
Salaries and benefits	5,973,160	5,915,767
Travel	170,247	490,802
Professional fees	805,261	434,204
Selling, general, and administrative expenses	4,049,688	3,913,221
Research and product development costs	106,766	189,182
Depreciation and amortization	817,387	856,064
Total Operating Expenses	11,922,509	11,799,240
Operating Loss	(13,403,457)	(12,466,637)
Other Income (Expense)		
Interest expense	(568,700)	(561,062)
Investment income	367,686	572,828
Other	1,452,837	1,031,120
Total Other Income	1,251,823	1,042,886
Net Loss	$ (12,151,634)	$ (11,423,751)

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Comprehensive Loss
Years Ended December 31, 2024 and 2023

	2024	2023
Net Loss	$ (12,151,634)	$ (11,423,751)
Other Comprehensive Income (Loss)		
Unrealized appreciation (depreciation) on available-for-sale debt securities	7,996	(32,862)
Comprehensive Loss	$ (12,143,638)	$ (11,456,613)

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2024 and 2023

	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Balance, January 1, 2023	$ 241	$ 194	$ -	$ 1,058	$ -	$ 63,201,995	$ 52,783	$ (34,764,868)	$ 28,491,403
Net loss	-	-	-	-	-	-	-	(11,423,751)	(11,423,751)
Common stock conversion	-	-	-	(800)	800	-	-	-	-
Series C Preferred Stock issuance, net of issuance costs	-	-	22	-	-	4,884,400	-	-	4,884,422
Stock-based compensation	-	-	-	-	-	155,417	-	-	155,417
Unrealized depreciation on available-for-sale debt securities, net of tax	-	-	-	-	-	-	(32,862)	-	(32,862)
Balance, December 31, 2023	241	194	22	258	800	68,241,812	19,921	(46,188,619)	22,074,629
Net loss	-	-	-	-	-	-	-	(12,151,634)	(12,151,634)
Series C Preferred Stock issuance, net of issuance costs	-	-	65	-	-	14,999,924	-	-	14,999,989
Stock-based compensation	-	-	-	-	-	155,418	-	-	155,418
Unrealized appreciation on available-for-sale debt securities, net of tax	-	-	-	-	-	-	7,996	-	7,996
Balance, December 31, 2024	$ 241	$ 194	$ 87	$ 258	$ 800	$ 83,397,154	$ 27,917	$ (58,340,253)	$ 25,086,398

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
Operating Activities		
Net loss	$ (12,151,634)	$ (11,423,751)
Items not requiring (providing) cash		
Depreciation and amortization	2,922,338	2,445,896
Amortization of debt issuance costs	14,460	14,460
Inventory valuation adjustments	-	3,393,684
(Gain) loss on disposal of property and equipment	(17,082)	150,994
Gain on forgiveness of license payable	(1,086,959)	-
Stock-based compensation	155,418	155,417
Provision for credit loss	167,544	199
Changes in		
Accounts receivable	1,167,094	(712,622)
Inventories	1,085,205	(4,473,252)
Prepaid expenses and other assets	(128,069)	13,562
Accounts payable	(1,371,511)	(424,968)
Royalties payable	-	432,203
Deferred revenue - ACE Grant	-	(282,609)
Accrued expenses and other current liabilities	(353,588)	1,287,434
Net Cash Used in Operating Activities	(9,596,784)	(9,423,353)
Investing Activities		
Proceeds from maturities of available-for-sale debt securities	37,766,879	64,070,396
Purchases of available-for-sale debt securities	(35,090,074)	(56,957,823)
Proceeds received on sale of property and equipment	58,671	-
Purchases of property and equipment	(1,951,052)	(2,292,053)
Payments on license agreement	(3,000,000)	-
Net Cash Used in (Provided by) Investing Activities	(2,215,576)	4,820,520
Financing Activities		
Proceeds from issuance of stock	14,999,989	4,884,422
Principal payments on debt	(1,584,901)	(1,219,488)
Principal payments on finance lease liabilities	(73,798)	(36,509)
Net Cash Provided by Financing Activities	13,341,290	3,628,425
Change in Cash and Cash Equivalents	1,528,930	(974,408)
Cash and Cash Equivalents, Beginning of Year	543,459	1,517,867
Cash and Cash Equivalents, End of Year	$ 2,072,389	$ 543,459
Supplemental Cash Flows Information		
Cash paid during the year for interest	$ 554,240	$ 496,517
License agreement asset reduction against licenses payable	$ 2,500,000	$ -
Property and equipment purchases in accounts payable	$ 24,830	$ 138,247

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Sustainable Lumber, Inc. (Sustainable Lumber) is a Delaware Corporation formed in October 2018. Sustainable Lumber elected to become designated as a Qualified Opportunity Fund in 2018, as defined by the Internal Revenue Service (IRS). As such, they must invest substantially all their assets in Qualified Opportunity Zone real estate or businesses.

In December 2018, Sustainable Lumber formed Modern Mill, Inc. (Modern Mill), a Delaware C-corporation, as a wholly-owned subsidiary. Modern Mill manufactures ACRE, a sustainable wood alternative made from upcycled rice hulls and is located in Fernwood, Mississippi, within an Opportunity Zone, created by the 2017 Tax Cuts and Jobs Act to spur development in economically distressed communities.

The compound and finished goods manufactured by Modern Mill are branded ACRE™. Finished goods include sheets, trim and dimensional lumber, and siding. ACRE is cost-efficient, lightweight, highly resistant to expansion and contraction, paintable, stainable, and an environmentally friendly wood alternative.

Collectively, Sustainable Lumber and Modern Mill are referred to herein as "the Company." The Company has secured an exclusive 28-year license to manufacture, distribute, and sell this innovative new wood alternative in North America. See also "Intangible Asset" below, as well as Note 6.

Principles of Consolidation

The consolidated financial statements include the accounts of Sustainable Lumber and Modern Mill. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash and cash equivalent balances may be in excess of the FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company considers uninvested cash held in investment accounts as cash and cash equivalents.

Available-for-Sale Debt Securities

Available-for-sale debt securities consist of U.S. Treasury Notes with varying maturities but all less than one year. See Note 3. Debt securities held by the Company are classified and recorded in the consolidated financial statements as available for sale, which are recorded at fair value, with unrealized gains excluded from earnings and reported in other comprehensive income (loss).

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

When the fair value of securities is below the amortized cost and the Company will not be required to sell the security before recovery of its amortized cost basis, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. If the present value of cash flows expected to be collected from the security are less than the amortized cost basis of the security, an allowance for credit losses (ACL) is recorded for the credit loss, limited to the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss).

	Accounting Treatment	
Circumstances of Impairment Considerations	**Credit Component**	**Remaining Portion**
Not intended for sale and more likely than not that the Company will not have to sell before recovery of cost basis	Recognized as an ACL	Recognized in in other comprehensive income (loss)
Intended for sale or more likely than not that the Company will be required to sell before recovery of cost basis	Recognized in earnings	

Accounts Receivable

Accounts receivable are stated at the amount of consideration from customers of which the Company has an unconditional right to receive. The Company provides an ACL, which is based upon a review of outstanding receivables, historical collection information, existing economic conditions, and reasonably supportable economic forecasts.

Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts past due more than 30 days are considered delinquent. Delinquent receivables are written off when deemed uncollectible by management.

The ACL was approximately $125,000 and $44,000 as of December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, provision for credit losses related to doubtful accounts receivable, where collectability is not reasonably assured, was approximately $167,000 and $200, respectively.

Inventories

Inventories consist primarily of raw materials, work in progress, and finished goods related to the Company's manufacturing of composite dimension lumber (ACRE) and are stated at the lower of cost or net realizable value. Cost of manufactured inventories and purchased raw materials are determined using the first-in, first-out (FIFO) method. In valuing inventory, the Company is required to make assumptions regarding the level of reserves required to value potentially obsolete or overvalued items at the lower of cost or net realizable value. These assumptions require the Company to analyze the aging of and forecasted demand for its inventory and make judgements regarding future product sales prices.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense on the straight-line basis over the estimated useful life of each asset. Right-of-use (ROU) assets under finance lease obligations and leasehold improvements are amortized over the shorter of the lease term, or their respective estimated useful lives.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Building and improvements	15 - 30 years
Machinery and equipment	3 - 10 years
Other fixed assets	3 - 7 years

Intangible Asset

The intangible asset with a finite life is being amortized on the straight-line basis over a period of 28 years for an exclusive license agreement (License Agreement) with Resysta International IP GmbH (Resysta). The intangible asset is periodically evaluated as to the recoverability of carrying value. See Note 6.

Long-Lived Assets and Intangible Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets and the intangible asset whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset or intangible asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value, and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset or intangible asset exceeds its fair value. No asset impairment was recognized during the years ended December 31, 2024 and 2023.

Debt Issuance Costs

Debt issuance costs represent costs incurred in connection with the issuance of long-term debt. Such costs are being amortized over the term of the respective debt using the effective interest method.

Revenue Recognition

Revenue is recognized when control of the promised goods is transferred to the Company's customers in an amount that reflects the consideration that it expects to be entitled to in exchange for those goods. The amount and timing of revenue recognition vary based on the nature of the goods provided and the terms and conditions of the customer contract. See Note 4 for additional information about the Company's revenue.

Shipping and Handling Costs

Shipping and handling costs of approximately $996,000 and $1,196,000 for 2024 and 2023, respectively, are included on the consolidated statements of operations, of which approximately $905,000 and $1,065,000 for 2024 and 2023, respectively, are included in cost of goods sold and the remaining within operating expenses.

Stock-Based Compensation

At December 31, 2024 and 2023, the Company has a stock-based employee compensation plan, which is described more fully in Note 11. The Company's accounting policy is to recognize compensation cost net of estimated forfeitures.

Stock Issued for Services

The Company has issued stock to non-employees in exchange for services. These shares are valued at estimated fair value based on current sales of the Company's stock.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance [Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*]. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income

tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not some portion or all of a deferred tax asset will not be realized.

Tax positions are recognized if it is more likely than not, based on the technical merits, the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive income (loss), net of applicable income taxes. Other comprehensive income (loss) includes unrealized appreciation (depreciation) on available-for-sale securities.

Leases

The Company evaluates leases at contract inception to determine whether the Company has the right to control use of the identified asset for a period of time in exchange for consideration. If it is determined the Company has the right to obtain substantially all of the economic benefit from use of the identified asset and the right to direct the use of the identified asset, the Company recognizes an ROU asset and lease liability. Also, at contract inception, the Company evaluates the classification of the lease as either an operating lease or a finance lease. Lease liabilities represent the present value of lease payments not yet paid. ROU assets represent the Company's right to use an underlying asset and are based upon the lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, and lease incentives.

The Company uses the risk-free interest rate (the rate of a zero-coupon U.S. Treasury instrument) at the time of commencement or modification date in determining the present value of lease payments. The risk-free rate is determined using a period comparable with the lease term. The Company assesses the impairment of the ROU asset at the asset group level whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Additionally, the Company combines lease and nonlease components, such as common area and other maintenance costs, and accounts for them as a single lease component in calculating the ROU assets and lease liabilities for its machinery leases.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Note 2. Management's Consideration of Going Concern Matters

The Company has incurred recurring losses and negative cash flows from operations. Over the past year, the Company's growth has been funded through a combination of capital infusion, bank debt, and lease financing. As of December 31, 2024, the Company had approximately $9,300,000 of unrestricted cash and liquid securities. However, the Company has continued to experience negative operating margins and negative cash flows from operations subsequent to December 31, 2024, which has decreased liquid assets. As a result, it appears probable that the Company will fail modified debt covenants (see Note 7) within 12 months of the date that these consolidated financial statements are available to be issued. Further, it appears probable the Company will not be able to fund obligations as they become due within 12 months of the date that these consolidated financial statements are available to be issued, which raises substantial doubt about the Company's ability to continue as a going concern for one year from the date the consolidated financial statements are issued.

Management believes that in order to boost production, increase sales growth, and provide sufficient liquidity for working capital and capital expenditure needs, additional equity is needed. As a result, during 2024, the Company raised additional capital in the form of a Series C Preferred Stock financing (Series C). In 2024, $15,000,000 in Series C shares were issued.

While management believes the plans implemented by the Company will improve production and sales and that the Company will have access to additional investor funding to meet its obligations for more than one year after the date disclosed in Note 16, there can be no assurance as to the availability or terms upon which such financing might be available.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company's ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Note 3. Available-for-Sale Debt Securities

Amounts related to securities, including the amortized cost and approximate fair values, together with gross unrealized gains and losses recognized in accumulated other comprehensive income (AOCI) are as follows as of December 31, 2024 and 2023:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2024				
U.S. Treasury notes	$ 7,239,633	$ 27,917	$ -	$ 7,267,550
December 31, 2023				
U.S. Treasury notes	$ 9,916,438	$ 19,921	$ -	$ 9,936,359

All available-for-sale debt securities at December 31, 2024 and 2023 have a contractual maturity date within one year. Expected maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Note 4. Revenue Recognition

The Company's sales predominantly are generated from the sale of finished products to customers which contain a single performance obligation, and revenue is recognized at a point in time when ownership, risks, and rewards transfer. Control of the products sold typically transfers to the customer upon shipment. Revenues are recognized in an amount that reflects the net consideration the Company expects to receive in exchange for the goods. The Company reports all amounts billed to a customer in a sale transaction as revenue.

Each customer contract sets forth the transaction price for the products and services purchased under that arrangement. Some customer arrangements include variable consideration, such as discounts that depend upon the customers meeting specified payment terms. The Company uses judgment to estimate the most likely amount of variable consideration at each reporting date. When estimating variable consideration, the Company applies judgment in considering the probability of whether a reversal of revenue could occur and only recognizes revenue subject to this constraint.

The Company's contract terms are less than one year in length and do not have any financing components. Therefore, the Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred.

Charges for shipping and handling fees billed to customers are included in gross revenue, and the corresponding shipping and handling expenses are included in cost of goods sold in the accompanying consolidated statements of operations.

Sales commissions are expensed as incurred, as they are paid within a year. These costs are recorded with direct costs on the consolidated statements of operations. Taxes collected from customers and remitted to government authorities are reported on the net basis and are excluded from sales.

Gross revenues from contracts with customers disaggregated by revenue source consisted of the following at December 31, 2024 and 2023:

	2024	2023
Product sales	$ 19,598,995	$ 18,971,959
Shipping income	872,804	1,019,598
	$ 20,471,799	$ 19,991,557

Contract Balances

The following table provides information about the Company's receivables from contracts with customers and others:

	2024	2023
Accounts receivable, beginning of year	$ 1,571,872	$ 859,449
Accounts receivable, end of year	$ 237,234	$ 1,571,872

Note 5. Inventories

Inventories consist of raw materials, work in process, and finished goods related to the Company's manufacturing of ACRE. Inventories consisted of the following at December 31, 2024 and 2023:

	2024	2023
Manufacturing inventories		
Raw materials	$ 3,624,406	$ 3,855,794
Work-in-process	122,814	877,065
Finished goods	2,558,016	2,657,582
	$ 6,305,236	$ 7,390,441

Note 6. Intangible Asset

The carrying basis and accumulated amortization of the recognized intangible asset consist of the following at December 31, 2024 and 2023.

	2024	2023
License Agreement	$ 7,500,000	$ 10,000,000
Accumulated amortization	(1,845,443)	(1,636,015)
	$ 5,654,557	$ 8,363,985

Amortization expense for each of the years ended December 31, 2024, and 2023 was approximately $209,000 and $336,000, respectively. Estimated future amortization expense are as follows at December 31, 2024:

2025	$ 209,428
2026	$ 209,428
2027	$ 209,428
2028	$ 209,428
2029	$ 209,428
Thereafter	$ 4,607,417

The $10,000,000 License Agreement includes $7,000,000 for the territories of the United States and Canada. In September 2019, Resysta granted the Company an additional option to add the territory of Mexico to the License Agreement for a fee of $3,000,000, which the Company exercised. The option for Mexico was set to lapse automatically and be returned to Resysta if the $3,000,000 fee was not received by September 30, 2022. As of December 31, 2023, the Company had paid $4,500,000 of the $7,000,000 license fee and had accrued a $5,500,000 payable, consisting of the $3,000,000 option for the Mexico territory and $2,500,000 for the original license, which was also due in 2023.

The License Agreement also requires Resysta to provide referral customers or purchase for itself directly a minimum amount of product once the Company reaches certain production thresholds. As of December 31, 2023, the licensor had not purchased enough volume to meet its obligations and may be in noncompliance with the License Agreement. As a result of these circumstances, the Company deferred any further payment pending the resolution of all unresolved issues and possible amendment to the License Agreement.

In September 2022, Resysta alleged breach of the License Agreement entered into between Resysta and the Company on December 10, 2018 and the amendments thereto. Resysta issued a demand for payment in the amount of $5,500,000 under the License Agreement and threatened to file a Request for Arbitration with the International Chamber of Commerce and terminate the Company's License Agreement

In addition to the original license fee, and prior to the Amended Agreement discussed below, the terms of the License Agreement included ongoing royalty fees during the years ended 2023 and prior. Royalty expense included in cost of goods sold was $432,203 during the year ended December 31, 2023.

In January 2024, the Company executed an Amended and Restated License Agreement (Amended Agreement) with Resysta that, among other things, terminated the License Agreement. The Company paid a one-time $3,000,000 payment to Resysta to terminate the License Agreement and settle all outstanding disputes, obligations, and liabilities. The Company obtained an irrevocable and royalty-free license to use and exploit the Resysta "know-how" and the Resysta Patent in North America for a period of 28 years. As a result, the intangible asset and the License Agreement payable were both reduced by $2,500,000 during 2024, and the useful life was reset from 30 years to 28 years beginning January 2024. The royalties payable was settled in full as a result of the Amended Agreement, and no future royalty fees are to be incurred. In conjunction with the settlement of royalties payable, the Company recognized a gain on extinguishment of approximately $1,000,000, which is included within other income on the consolidated statements of operations during the year ended December 31, 2024.

Note 7. Notes Payable

Notes payable consisted of the following at December 31:

	2024	2023
Note payable to creditor, interest monthly at 3.25% through January 2023, then monthly principal installments of $7,976 plus interest beginning February 2023, matures in September 2026, collateralized by equipment.[A]	$ 486,548	$ 582,262
Note payable to creditor, interest monthly at 3.25% through January 2023, then monthly principal installments of $223 plus interest beginning February 2023, matures in September 2026, collateralized by equipment.[A]	13,579	16,250

	2024	2023
Note payable to creditor, interest monthly at 3.25% through January 2023, then monthly principal installments of $35,883 plus interest beginning February 2023, matures in September 2026 collateralized by equipment.[(A)]	$ 2,188,869	$ 2,619,466
Note payable to creditor, interest only at 3.25%, then monthly principal installments of $49,603 plus interest beginning May 2023, matures in December 2026, collateralized by all property and assets of the Company.[(A)]	3,174,603	3,769,842
Note payable to creditor, interest only at 3.25%, then monthly principal installments of $23,809 plus interest beginning May 2023, matures in December 2026, collateralized by all property and assets of the Company.[(A)]	1,523,810	1,809,524
Note payable to creditor, interest only at 3.25%, then monthly principal installments of $1,984 plus interest beginning May 2023, matures in December 2026, collateralized by all property and assets of the Company.[(A)]	126,984	150,794
Note payable to a bank, interest at 3.49%, due in monthly installments of $950, matures December 2027, collateralized by a motor vehicle.	-	41,415
Note payable to a bank, interest at 3.49%, due in monthly installments of $956, matures September 2026, collateralized by a motor vehicle.	19,434	30,004
Note payable to a bank, interest at 2.49%, due in monthly installments of $735, matures August 2026, collateralized by a motor vehicle.	-	21,962
Note payable to a bank, interest at 3.75%, due in monthly installments of $10,957, matures October 2025, collateralized by property and equipment.	1,562,072	1,620,701
Note payable to a bank, interest at 3.75%, due in monthly installments of $1,666, matures February 2026, collateralized by a motor vehicle.	22,774	41,494

	2024	2023
Convertible note payable to a creditor, interest at 0.05%, convertible to Series B shares at $20 per share, matures December 2027, unsecured. (B)	$ 1,256,839	$ 1,256,839
Convertible note payable to a creditor, interest at 0.05%, convertible to Series B shares at $20 per share, matures December 2027, unsecured. (B)	50,000	50,000
Convertible note payable to a creditor, interest at 0.05%, convertible to Series B shares at $20 per share, matures December 2027, unsecured. (B)	144,675	144,675
	10,570,187	12,155,228
Unamortized debt issuance costs	(41,574)	(56,174)
Current portion of notes payable	9,106,881	9,067,445
Long-term portion of notes payable	$ 1,421,732	$ 3,031,609

(A) Terms of the loan agreements for this group of notes prohibited prepayment of principal prior to the first anniversary of the note date. All notes with prepayment restrictions have eclipsed their first anniversary. Any prepayments are required to be paid in $500,000 increments.

Effective July 1, 2023, the interest rate changed to 6.50% per annum, which remained in effect through September 30, 2024, at which time the rate reverted to 3.25% per annum.

The Company is subject to certain restrictive financial covenants under the terms of the loan agreements for this group of notes, including a quarterly minimum EBITDA requirement of at least $4,000,000 and a quarterly debt service coverage ratio greater than 1.2 to 1.0. The loan agreements also include customary restrictions with respect to liens, indebtedness, loans and investments, material changes in the Company's business, asset sales or leases or transfers of assets, restricted payments, such as distributions and dividends, mergers or consolidations, and transactions with affiliates.

In October 2023, the agreement was amended and included modified financial covenants under the terms of the loan agreements for this group of notes, including no minimum EBITDA requirement for the calendar quarters ended on September 30, 2023 through June 30, 2024. Beginning with the quarter ended September 30, 2024, a minimum EBITDA of $2,500,000 was required. Beginning with the quarter ended March 31, 2024, the debt service coverage ratio must be greater than 1.2 to 1.0. The Company was required to maintain a minimum cash on hand amount of $10,000,000 for the calendar quarters ended March 31, 2024 through September 30, 2024. The amendment agreement contained a forbearance period that concluded on June 30, 2024. The amendment agreement also allowed the Company to include qualified capital raises successfully completed on or before September 30, 2024 to be included in the determination of minimum EBITDA and cash on hand requirements. As a result, and given the equity raises discussed in Note 10, the Company was in compliance with all financial covenants as of December 31, 2024. However, based on current liquidity and operations, it appears probable that the Company will fail modified debt covenants within 12 months of the consolidated balance sheet date; therefore, this group of notes was presented as current portion of notes payable.

The Company executed New Markets Tax Credit Statements of Representations, Warranties, and Covenants in conjunction with the notes payable included in Note (A) above. The documents outline certain requirements the Company must follow in conducting its business that create the opportunity for the creditor to apply for tax credits generated by investing in the Company.

(B) Terms of the loan agreements for this group of notes prohibit prepayment of principal. Interest is due at maturity.

The notes in this group contain conversion features for Series B preferred shares. If the creditor does not exercise the right to voluntarily convert the notes, the notes automatically convert the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. The Company has reserved 72,575 Series B preferred shares subject to a conversion event. See Note 10.

In conjunction with the notes in this group, the Company entered into a Joinder Agreement to Investors' Rights Agreement and Voting Agreement with the creditor that provide that the creditor will be treated as a beneficial owner of the conversion stock. This agreement provides voting rights and accrual of dividends in the same manner as other Series B preferred stockholders.

Aggregate annual maturities of long-term debt are as follows at December 31, 2024:

	Long-Term Debt (Excluding Leases)
2025	$ 9,106,881
2026	11,792
2027	1,451,514
	$ 10,570,187

Note 8. Leases

The Company has entered into the following lease arrangements:

Finance Leases

These leases consist of machinery for the use of the Company in manufacturing its ACRE product. Termination of the leases generally are prohibited unless there is a violation under the lease agreement.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Related-Party Lease

The Company pays rent to various related parties that totaled approximately $220,000 and $97,000 for the years ended December 31, 2024 and 2023, respectively. Rent is paid month to month for use of certain housing and warehouse facilities and includes no formal agreement. As a result, payments are expensed when paid.

Short-Term Leases

The Company leases certain office space with expected lease terms are less than 12 months. Total lease expense included in selling, general, and administrative expense for the years ended December 31, 2024 and 2023 was approximately $255,000 and $170,000, respectively.

Quantitative Disclosures

The lease cost and other required information consist of the following for the years ended December 31:

	2024	2023
Lease cost		
Finance lease cost		
Amortization of ROU asset	$ 53,750	$ 38,009
Interest on lease liabilities	5,835	5,732
Short-term lease cost	251,811	170,000
	$ 311,396	$ 213,741
Other information		
Cash paid for amounts included in the measurement of lease liabilities		
Financing cash flows from finance leases	$ 73,798	$ 36,509
ROU assets obtained in exchange for new finance lease liabilities	$ 22,258	$ 188,888
Weighted-average remaining lease term finance leases	3.9 years	4.8 years
Weighted-average discount rate finance leases	2.5%	2.5%

Future minimum lease payments and reconciliation to the consolidated balance sheets consisted of the following at December 31, 2024.

	Finance Leases
2025	$ 70,436
2026	65,848
2027	47,038
2028	35,436
2029	29,082
Total future undiscounted lease payments	247,840
Imputed interest	(20,973)
	$ 226,867

Note 9. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and various states.

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense consists of the following at December 31, 2024 and 2023:

	2024	2023
Computed at statutory rate (21%)	$ (2,551,843)	$ (2,398,988)
Increase (decrease) resulting from		
Officer life insurance	12,823	12,823
State income taxes	(458,858)	(456,950)
Change in valuation allowance	3,132,600	2,984,524
Other	(134,722)	(141,409)
	$ -	$ -
Deferred tax assets		
Stock-based compensation	$ 162,300	$ 123,500
IRC 174 capitalized expenses	649,300	696,400
Net operating loss carryforward	16,762,400	14,020,000
Other	170,300	46,800
	17,744,300	14,886,700
Deferred tax liabilities		
Depreciation/property and equipment	(2,718,400)	(2,664,800)
Lease liability	(6,200)	(9,100)
Intangible assets	(241,200)	(578,500)
Prepaid expenses	(36,600)	(25,000)
	(3,002,400)	(3,277,400)
Net deferred tax asset before valuation allowance	14,741,900	11,609,300
Valuation allowance		
Beginning balance	(11,609,300)	(8,624,776)
Increase	(3,132,600)	(2,984,524)
Ending balance	(14,741,900)	(11,609,300)
Net deferred tax asset	$ -	$ -

As of December 31, 2024, the Company had unused federal operating loss carryforwards of approximately $67.2 million that may be applied against future taxable income.

Note 10. Capital Stock

Terms of the Company's amended and restated Certificate of Incorporation provide for the following classes of capital stock:

Preferred Stock

The Company has the authority to issue 6,725,520 shares of preferred stock with a par value of $0.0001 per share.

Series A Preferred Stock

The Company has designated 2,800,000 of the preferred shares as Series A preferred stock. Series A stockholders are entitled to one vote per share and vote with the common stock on an as converted basis.

The Series A shares are entitled to cumulative dividends at the rate of 8% per year of the original issue price, subject to adjustment for stock dividends, stock splits, combinations, or other reorganizations, payable when, as, and if declared by the board of directors. At December 31, 2024 and 2023, the amount of dividends in arrears on the Series A shares totaled approximately $12,677,000 and $9,951,000, respectively.

Holders of Series A shares may, at their option, convert their interests into Class A common shares based on the original issue price of the Series A shares. At December 31, 2024 and 2023, the Company had reserved 2,413,000 common shares for this purpose.

The Series A preferred shares rank senior to the common shares and pari passu with the Series B and C shares, with respect to dividend rights and rights upon liquidation, dissolution, or winding up of the Company. All accrued but unpaid preferred dividends must be paid in full before any cash or property distributions may be declared on the common stock.

Series B Preferred Stock

Sustainable Lumber has designated 2,200,000 of the preferred shares as Series B preferred stock. Series B stockholders are entitled to one vote per share and vote with the common stock on an as converted basis.

The Series B shares are entitled to cumulative dividends at the rate of 4% per year of the original issue price, subject to adjustment for stock dividends, stock splits, combinations, or other reorganizations, payable when, as, and if declared by the board of directors. At December 31, 2024 and 2023, the amount of dividends in arrears on the Series B shares totaled approximately $3,737,000 and $3,037,000, respectively.

Holders of Series B shares may, at their option, convert their interests into common shares based on the original issue price of the Series B shares. At December 31, 2024 and 2023, the Company had reserved 1,935,537 common shares for this purpose.

The Series B preferred shares rank senior to the common shares and pari passu with the Series A and C shares with respect to dividend rights and rights upon liquidation, dissolution, or winding up of the Company. All accrued but unpaid preferred dividends must be paid in full before any cash or property distributions may be declared on the common stock.

In conjunction with the convertible notes payable disclosed in Note 7, the Company has reserved 72,575 Series B preferred shares subject to a conversion event. Additionally, because Series B preferred shares may be converted to common shares, the Company has reserved 72,575 common shares for this purpose.

Series C Preferred Stock

Sustainable Lumber has designated 1,725,520 of the preferred shares as Series C preferred stock. Series C stockholders are entitled to one vote per share and vote with the common stock on an as converted basis.

The Series C shares are entitled to cumulative dividends at the rate of 4% per year of the original issue price, subject to adjustment for stock dividends, stock splits, combinations, or other reorganizations, payable when, as, and if declared by the board of directors. At December 31, 2024 and 2023, the amount of dividends in arrears on the Series C shares totaled approximately $520,000 and $5,000, respectively.

Holders of Series C shares may, at their option, convert their interests into common shares based on the original issue price of the Series C shares. At December 31, 2024 and 2023, the Company had reserved 862,760 and 215,690 common shares, respectively, for this purpose.

The Series C preferred shares rank senior to the common shares and pari passu with the Series A and B shares with respect to dividend rights and rights upon liquidation, dissolution, or winding up of the Company. All accrued but unpaid preferred dividends must be paid in full before any cash or property distributions may be declared on the common stock.

During the years ended December 31, 2024 and 2023, the Company received approximately $15,000,000 and $5,000,000, respectively, in equity proceeds. In exchange, the Company issued additional units of Series C preferred stock.

Class A Common Stock

The Company has the authority to issue 29,200,000 shares of Class A common stock with a par value of $0.0001 per share.

The amended and restated Certificate of Incorporation contains, among other criteria, that the voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred shares.

The Company has allocated 1,199,750 Class A common shares for the 2020 Equity Incentive Plan and 968,000 common shares for the 2022 Equity Incentive Plan (Note 11).

Class B Common Stock

The Company has the authority to issue 8,000,000 shares of Class B common stock with a par value of $0.0001 per share.

The amended and restated Certificate of Incorporation contains, among other criteria, that the voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred shares. Class B common shares have ten times the voting power of Class A common shares.

Restriction on Sale of Interests

Holders of Series A, B, and C of preferred stock may not sell, transfer, pledge, assign, or dispose of their shares, except under the conditions in the Company's subscription agreement.

Note 11. Stock Awards

In 2020, the board of directors of the Company approved the 2020 Equity Incentive Plan (2020 Plan). The plan allows for incentive stock options, nonqualified stock options, restricted stock, and restricted stock units. A maximum number of 2,000,000 common shares of stock can be granted through December 31, 2029, with a maximum of 1,500,000 of those shares being incentive stock options. In 2023, the Company reduced the number of shares of common stock authorized for issuance to employees, directors, and consultants by 800,250 shares to a new total of 1,199,750 shares.

In 2022, the board of directors of the Company approved the 2022 Equity Incentive Plan (2022 Plan). The plan allows for incentive stock options, nonqualified stock options, restricted stock, restricted stock units, and stock appreciation rights. A maximum number of 968,000 common shares of stock can be granted through December 31, 2032.

As of December 31, 2024 and 2023, the Company has granted 1,082,000 fully vested restricted stock shares to employees and nonemployees and 259,250 stock options to employees. Options are granted with an exercise price equal to estimated market price of the Company's stock based on recent transactions and have a ten-year expiration and vest as follows:

- 40% two years after grant date
- 20% in years three through five on the anniversary of the grant date

Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the plan agreements).

A summary of the common stock option activity consisted of the following at December 31, 2024 and 2023:

	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, January 1, 2023	218,750	$ 13.00	8.15
Options granted	-	$ -	
Options exercised	-	$ -	
Options forfeited	(72,000)	$ 13.00	
Outstanding, December 31, 2023	146,750	$ 13.59	7.15
Options granted	-	$ -	
Options exercised	-	$ -	
Options forfeited	-	$ -	
Outstanding, December 31, 2024	146,750	$ 13.59	6.15
Exercisable, December 31, 2024	111,550	$ 12.65	

As of December 31, 2024 and 2023, there was $212,722 and $368,140 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan, respectively. That cost is expected to be recognized over a weighted-average period of 1.86 years. During both years ended December 31, 2024 and 2023, the Company recorded $155,417 in award-based compensation expense, which is included within selling, general, and administrative expenses in the accompanying consolidated statements of operations.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. Expected volatility is based on historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior, if any, are considered separately for valuation purposes. The expected term of options granted is the midpoint between the vesting period and contractual term of the option, as allowed by accounting guidance. The risk-free rate for the period of the expected term was based on the U.S. Treasury yield curve in effect at the time of grant. There were no grants in 2023 or 2024.

Phantom Stock

In 2023, the board of directors of the Company approved the 2023 Phantom Stock Plan (Phantom Plan). The Phantom Plan authorizes a maximum of 2,500,000 units to be awarded, each of which will have a value equal to the value of a share of the Company's common stock. Each unit provides the holder a contractual right to receive an amount in cash equal to a liquidation value times the number of vested units on the settlement date.

During 2023, the Company granted 512,174 units as part of the Phantom Plan. The grants contained both service and performance conditions, both of which must be satisfied in order to vest. The service conditions ranged from one year to five years, and the performance condition relates to the occurrence of a liquidity event (*i.e.*, change of control). As a liquidity event is not deemed probable until it occurs and as management determined that there was no value, no compensation expense was recognized related to the liability-classified phantom units during the years ended December 31, 2024 and 2023.

Note 12. Related-Party Transactions

The Company had the following balances and transactions with affiliated entities as of and for the years ended December 31, 2024 and 2023:

	2024	2023
Purchases and reimbursements	$ 389,753	$ 1,670
Accounts payable	$ 11,954	$ 164,264
Rent (see Note 8)	$ 219,561	$ 96,832
Accounts receivable	$ 105,794	$ -

Note 13. Profit-Sharing Plan

In 2023, the Company adopted a 401(k) profit-sharing plan covering substantially all employees. Participants may make contributions to the plan in accordance with applicable regulations and the plan's provisions. The Company can also make additional contributions to the plan at the discretion of the board of directors. The Company's matching contributions to the plan were approximately $150,000 and $190,000 for the years ended December 31, 2024 and 2023, respectively.

Note 14. Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy comprises three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Recurring Measurements

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024 and 2023.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2024				
Debt securities				
U.S. Treasury Notes	$ 7,267,550	$ 7,267,550	$ -	$ -
December 31, 2023				
Debt securities				
U.S. Treasury Notes	$ 9,936,359	$ 9,936,359	$ -	$ -

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the years ended December 31, 2024 and 2023.

Available-for-Sale Debt Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections, and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities classified within Level 3 of the hierarchy.

Note 15. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations, and cash flows of the Company.

Customer Concentrations

For the years ended December 31, 2024 and 2023, one customer made up approximately 41% and two customers made up approximately 52% of total sales, respectively.

Management performs ongoing credit evaluations of its customers and generally does not require collateral on trade receivables. Management believes trade receivables are well-diversified, thereby reducing potential credit risk. An adequate allowance is maintained for any doubtful trade receivables, and credit insurance is carried on major accounts.

Note 16. Subsequent Events

Subsequent events have been evaluated through April 16, 2025, which is the date the consolidated financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

Add to Watchlist

20 DAYS LEFT

Invest in Modern Mill

Welcome to a World Beyond Wood

Modern Mill is an innovative US-based manufacturer of sustainable building materials made from upcycled rice hulls, generating over $20M in 2024 revenue, has established national distribution, and has secured $84M in funding to expand its impact.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



CLOSING SOON
MODERN·MILL
OWN SHARES IN THE
COMPANY REPLACING WOOD
MADE IN THE USA

$2,922,423 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$1.88 Per Share

RAISED	INVESTORS
$2,922,423	1,735
MIN INVEST	VALUATION
$376	$450M

Most Momentum
Top 15 in amount raised last 72 hours

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? **See here**

REASONS TO INVEST

- Traction: Modern Mill has achieved over $20M in 2024 revenue, $84M raised, national distribution, collaborations with Fortune 500 brands, and has been featured in Forbes, Fast Company, This Old House, and more.
- $500B+ TSM across various verticals: Siding, Cladding, & Column Wraps: $24B, Decking & Porches $13B, Trim: $20B, Outdoors: $53B, Shutters & Fencing: $13B, Millwork: $35B, Indoors: $300B, and Event Marketing: $52B.
- Innovative Wood Alternative: Our patented and eco-friendly wood alternative is 100% tree-free, meeting consumer demand for US made products and greener building solutions.

TEAM



Chris Guimond • CEO, President, Secretary, Chairman of the Board of Directors

As Founder and CEO, Chris brings visionary leadership and boundless energy to Modern Mill. Under his guidance, the company has evolved from a concept into a national leader in building materials manufacturing. With a bachelor's and master's degree in plastics engineering, Chris' deep technical expertise drives our success. Prior to Modern Mill, he co-founded, built and sold a global raw materials company that achieved over $1 billion in revenue through integrated trading and distribution operations.

Read Less



Kim Dellarocca • VP of Marketing

As a founding member of Modern Mill and VP of Marketing, Kim brings 20+ years of brand-building expertise to Modern Mill. Her innovative approach has transformed a traditional building material product into a lifestyle brand, creating loyal fans and attracting partnerships with Fortune 200 companies. Under her leadership, Modern Mill has earned recognition as a Fast Company Most Innovative Company and numerous other accolades. Kim's vision has redefined how consumers view building materials, creating authentic connections with customers and helping to drive the company's rapid market expansion. Prior to Modern Mill, Kim led marketing and strategy teams for Wall Street firms and ad agencies.

Read Less



Tony Ellis • Head of Growth

As Chief Revenue Officer, Tony brings extensive building products expertise and proven sales leadership to Modern Mill. His career includes driving growth at industry leaders like Universal Forest Products (UFP), where he led a transformation of sales and operational processes. Prior to Modern Mill, he served in executive roles at Elementia and Allura, where his strategic leadership expanded distribution networks and delivered consistent 20% annual revenue growth. Drawing on leadership principles gained during his service in the United States Marine Corps, Tony excels at building high-performing teams and developing collaborative partnerships. His understanding of the building materials industry and commitment to team development are fundamental to Modern Mill's success.

Read Less



William Pax • Chief Financial Officer

Bill Pax serves as Chief Financial Officer (CFO) at Modern Mill, bringing over three decades of financial leadership across manufacturing and distribution sectors. In his role, Bill oversees financial strategy, capital planning, and risk management, driving fiscal discipline and reporting for investors and stakeholders. Prior to his appointment as CFO, Bill was Modern Mill's Director of Finance, where he led the company's financial close, reporting, and audit functions. Previously, he served as Financial Reporting Manager at Atlantic Alumina, responsible for preparing consolidated financial statements under both US GAAP and IFRS, supporting cross-border compliance and investor confidence. Earlier in his career, Bill held key roles in FP&A and corporate accounting at ArcelorMittal. He also worked in state and local tax at KPMG.

Read Less



Steve Sparich • VP of Operations

As Vice President of Operations, Steve combines technical expertise with operational excellence at Modern Mill. Steve's leadership spans all aspects of Modern Mill's day-to-day production, where he consistently optimizes processes while maintaining the highest quality standards. Prior to Modern Mill, Steve led Research and Development at Royal Building Products, a Westlake Company. Steve's strong R&D background, operational acumen and leadership ensure Modern Mill's continued innovation in sustainable building materials production.

Read Less



Rob Shugdinis • VP of Technology

Robert (Rob) Shugdinis serves as Vice President of Technology at Modern Mill, bringing his deep understanding and expertise in materials science to the organization. Rob has been with Modern Mill since its inception, contributing his technical leadership to the company's growth and innovation. Prior to joining Modern Mill, Rob was a founding member of Kleer, where he established himself as a notable figure in the materials science industry. His entrepreneurial background combined with his technical expertise has been instrumental in advancing Modern Mill's position in the materials development sector.

Read Less

Show Less

THE PITCH

Makers Of A Sustainable Wood Alternative

Modern Mill is revolutionizing the building materials industry with 100% tree-free, patented wood alternative products. Modern Mill's products address critical needs such as rising lumber prices, a growing demand for USA-made products, and the increasing consumer preference for sustainable building solutions. By offering a durable, beautiful, and eco-friendly alternative to traditional wood, Modern Mill is leading the charge towards a more sustainable future.


Featured In
Forbes
bob vila
dwell
LBM
FOX NEWS
This Old House
PROBUILDER
FAST COMPANY

Modern Mill products are made in the USA, a competitive advantage against most building material suppliers. We operate a state-of-the-art manufacturing facility in Fernwood, Mississippi, a historic mill town where we employ local talent and contribute to the regional economy.


MADE IN THE USA
Modern Mill products are free from tariffs and provide a competitive advantage.

Since our inception, we have focused on establishing robust manufacturing processes and expanding capacity to meet growing demand which has allowed us to achieve $20+ million in 2024 revenue, solidifying our position in the market and demonstrating strong product-market fit, with numerous satisfied repeat buyers.

With existing funding, established sales and national distribution in place, we believe Modern Mill is ready to provide sustainable building solutions across the world and establish a lasting positive impact on the environment and the industry as a whole.


DANA WHITE
"Not only is it a brilliant business, but it's great for the planet and it's great for humanity."


DAYMOND JOHN
"This stuff is the real deal...saving the planet. People want to know the story behind it."

Testimonials above may not be representative of the opinions of others and is not a guarantee of future performance or success.

We've experienced a lot of buzz over our products, including from celebrities like Dana White and Daymond John. Here's a clip of Daymond John's passionate conversation about Modern Mill with founder, Chris Guimond.

MODERN MILL | @TheSharkDaymond JOHN FROM SHARK TANK "LOVES THIS S...

**Testimonials in the above video may not be representative of the opinions of others and is not a guarantee of future performance or success.*

WHAT MAKES US DIFFERENT

A Better Company Making Better Products

Modern Mill has brought new life and economic prosperity to Fernwood, Mississippi, a historic mill town, and a qualified opportunity zone (QOZ). By establishing a state-of-the-art manufacturing facility, we've created over 100 jobs, are revitalizing the region, inspiring the resurgence of US-based manufacturing and raising the standard of living for a community that needs it the most.


WHY MODERN MILL?
Over $20M in 2024 Revenue
$5.8M
$11.8M
$19.9M
$20.24M
2021
2022
2023
2024

Modern Mill products offer the convenience of composites with the warmth and workability of wood, all while minimizing environmental impact, prioritizing product aesthetics and focusing on the features builders and homeowners love most.

Modern Mill products are not just another composite. They're crafted from upcycled rice hulls, and have diverted 17M pounds of waste from landfills as of April 1st, 2025. In the past, composites had limitations - too niche, not durable, hard to work with, too expensive. Modern Mill has eliminated these pain points by offering true sustainability without compromise. Modern Mill products boast the look, feel, and warmth of wood while offering superior durability and workability.

ENVIRONMENTAL IMPACT OF MODERN MILL

WE'RE JUST GETTING STARTED!

17 MILLION LBS*
of rice hulls upcycled/ diverted from landfills

100% RECYCLABLE
Made with post-industrial materials

MADE IN THE USA
Good for the environment, support for local communities, and secure supply chains

63,000*
softwood trees saved

20,000+* ACRES
of rainforests preserved

LIFETIME WARRANTY
The need to manufacture, repair and replace materials is reduced

SUPPORT FOR NATURAL HABITATS
100% tree-free, supports bio-diversity, won't overrun environments like bamboo

STATE OF THE ART MANUFACTURING
Minimizing waste

SMART MANUFACTURING
Closed loop systems reuse and recycle water and more

CLEAN AIR
Free of phenol, formaldehyde, adhesives, and VOCs

Modern Mill's products are revolutionary building materials that benefit people and the planet– they're a practical solution to helping companies, governments and homeowners meet their sustainability goals.


What Makes Modern Mill Products Unique?
REPLACES WOOD IN NEARLY ALL APPLICATIONS
EASY TO USE
OFFERS FIRE PROTECTION
SAFE FOR WORKERS
DURABLE & BEAUTIFUL
LOW MAINTENANCE
STAINABLE AND EXTENSIVE FINISHING OPTIONS
Modern Mill products offer sustainability without compromise- the warmth and beauty of wood with the convenience of composites.
Modern Mill products also offer an environmental product declaration (EPD), are Clean Air GOLD certified and contribute to LEED points for sustainable construction.

- **100% Recyclable:** Made with post-industrial materials.
- **Made in the USA:** Fewer emissions, confidence in human rights, high standards for safety and control.
- **Eco-friendly:** Made from upcycled rice hulls, diverting millions of pounds from landfills each year.
- **Sustainable Design:** Inspires biophilic design, promoting more accessible and greener building practices.
- **Quality:** Experience exceptional durability, sustainability, and beauty in every Modern Mill product.
- **Easy to Use:** Can be stained and painted without primer; installers and builders love it because it has no harmful dust, static cling, or melting, and can be used with regular woodworking materials.
- **Extensive Possibilities:** Perfect for a wide range of applications, from siding to decking and beyond.
- **Beauty You Can Feel:** And can be stained to mimic rich tropical woods like teak, Ipe, walnut, and mahogany.

OUR BUSINESS MODEL

National Distribution in Place


National Distribution In Place
And Used By:
Heineken
CHIPOTLE
Marriott
OMNI HOTELS
Red Bull
MENARDS
THE HOME DEPOT


Heineken

The Heineken ® Greener Bar

As companies look for ways to be more sustainable, we're capturing an important corner of a $500B market. With national distribution already in place, our current customers include Heineken, Chipotle, Marriott, Omni Hotels, Red Bull, Menards, the Home Depot, and more.

Modern Mill generates revenue through a multi-tiered distribution channel:

- Channel Partners: Modern Mill works with two-step distributors who sell to dealers.
- Dealers and Lumber Yards: Dealers and lumber yards then sell to builders and homeowners.
- Channel Support: Modern Mill provides sales and marketing materials to our channel partners, empowering them to effectively promote our products.
- Ground-Level Sales: Our channel partners have a strong sales presence, driving excitement for Modern Mill products among builders and homeowners.

Product Offerings

- Finished Products: Siding, decking, trim, sheet goods, porch flooring, and accessories.
- Value-Added Services: Millwork and Finishing services to enhance product offerings.
- Made with Modern Mill Tech: Replacing wood or inferior composites in other products.


Modern Mill Targets A $500 Billion Total Serviceable Market Across Various Verticals
$13B | Decking & Porches
$13B | Shutters & Fencing
$24B | Siding, Cladding, & Column Wraps
$300B | Indoor Living
$20B | Trim
$52B | Experience & Events
$53B | Outdoor Adjacencies
$35B | Millwork

Sources: Marketing Dive, Statista, National Kitchen+Bath Association, IBISWorld, Grand View Research, The Business Research Company, Globe Newswire, Statista, Grand View Research, Verified Market Research, Globe Newswire, AECOM, Global Market Insights, Freedonia

Converting the current wood market

Today, 75% of our core products are sold as wood. We aim to take market share from wood and inferior composites within repair, remodel, and new construction with our value proposition:

- Exceptional sustainability
- A novel stainable composite
- Made in the USA: steady supply, no tariffs
- Safe and easy to work with. No known health risks
- Brand, awards, and partnerships
- Fan-Favorite: installers and builders love working with Modern Mill products

The North American Deck and railing association estimates that more than 50% of decks in the U.S. need to be replaced or repaired — meaning over 30 million decks are past their useful life.[1]

35 million homes are aged stock and in their prime remodeling years (20-40 years old).

DEMONSTRATED MARKET ACCEPTANCE AND ABILITY TO EXECUTE

2025

- Nickel Gap and V-Groove Siding are launched
- Business Intelligence Group (BIG) Innovation Awards Top Product
- ProBuilder MVP Exteriors Gold Winner
- Green Builder Sustainable Product of the Year

2024

- Edge and Center Bead/V-Groove Siding is launched
- HBS Dealer Golden Hammer Award
- Achieved WUI compliance for California
- This Old House profiles Modern Mill and selects ACRE as a material of choice. 7.7M monthly viewers, top-rated in its category

2023

- Fast Company World's Most Innovative Company
- The Architect's Newspaper Best of Products
- Environmental Finance, Product Innovation of the Year
- Modern Mill achieves national distribution

2022

- Shiplap Siding and Porch Flooring are launched
- Green Builder's Most Sustainable Product
- Fast Company World Changing Idea
- Pro Builder Most Valuable Product
- Environment + Energy Leader Top Product
- ACRE is selected by top brands including Heineken, Chipotle, and OMNI Hotels as a sustainability showcase for industry event builds and net zero properties

2021

- Decking and Trim Boards are launched
- More than 100 employees are hired into quality jobs and a vision for an Opportunity Zone is achieved

2020

- Modern Mill's state-of-the-art factory is fully operational
- Modern Mill hires top talent from the building materials industry and from our local community in Mississippi
- Modern Mill signs its first distributors, begins selling truckloads, and enjoys relationships with enthusiastic repeat customers

2019

- Mill construction begins; key hires are made, January 2019

WHY INVEST

Be a Part of the Green Building Revolution

Modern Mill is leading a charge towards a sustainable future with our innovative building materials. Having already raised $84 million and achieved national distribution, our vision is to become the go-to choice for builders and homeowners seeking high-quality, durable, and eco-friendly solutions.



Recognized By
Leading Industry Voices
FOR TRANSFORMING SUSTAINABILITY, DESIGN, AND PERFORMANCE
FAST COMPANY
2025 GREEN BUILDER SUSTAINABLE PRODUCT OF THE YEAR
BIG INNOVATION 20 25
GOLDEN HAMMER AWARD
Environmental Finance COMPANY Awards 2023 Winner
Product innovation of the year – Americas
AN BEST OF PRODUCTS
FAST COMPANY
2022 GREEN BUILDER SUSTAINABLE PRODUCT OF THE YEAR
TOP PRODUCT Environment + Energy LEADER AWARDS 2022
PRODUCTS 5TH ANNUAL MOST VALUABLE PRODUCT AWARDS

We're focused on growing and expanding across the U.S. and globally, solidifying our market share, and building a powerful brand recognized as a leader in sustainable building materials.
Help us create a more sustainable future. Join the movement and invest in Modern Mill today.


The Modern Mill Advantage
HOW MODERN MILL PRODUCTS PERFORM
Compared to Wood
• Low maintenance with a limited lifetime warranty against rotting or splintering
• Cut, screw, nail, or drill with regular tools
• Easier on saw (saw blades) than hardwoods
• Accepts paint and stain beautifully
• No primer required
• Suitable for direct ground contact
• 100% tree-free, sustainable and renewable
• No knots or sap lines
Compared To PVC
• No static cling
• No edge-gluing required
• No plasticky look or smell
• Paint or stain without priming
• Look and feel of real wood
Compared To Composites
• Lightweight yet strong and straight
• Easy on tools and blades
• Won't crack when cut
• Strong screw and nail retention
• No mushrooming, splitting or predrilling
• No harmful dust

ABOUT

HEADQUARTERS
1140 Frank Oakes Rd
McComb, MS 39648

WEBSITE
View Site

Modern Mill is an innovative US-based manufacturer of sustainable building materials made from upcycled rice hulls, generating over $20M in 2024 revenue, has established national distribution, and has secured $84M in funding to expand its impact.

TERMS

Modern Mill

Overview

PRICE PER SHARE
$1.88

VALUATION
$450M

DEADLINE
Jan. 1, 2026 at 7:59 AM UTC

FUNDING GOAL
$10K - $5M

Breakdown

MIN INVESTMENT

$376

OFFERING TYPE

Equity

MAX INVESTMENT

$4,999,999.12

SHARES OFFERED

Class 1 Common Stock

MIN NUMBER OF SHARES OFFERED

5,319

MAX NUMBER OF SHARES OFFERED

2,659,574

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$38,955,923	$45,903,023
Cash & Cash Equivalents	$2,072,389	$543,459
Accounts Receivable	$237,234	$1,571,872
Short-Term Debt	$12,286,216	$20,576,696
Long-Term Debt	$1,583,309	$3,251,698
Revenue & Sales	$18,925,825	$19,062,315
Costs of Goods Sold	$20,406,773	$19,729,712
Taxes Paid	$0	$0
Net Income	-$12,151,634	-$11,423,751

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Call Right Upon liquidation event

The Company has established a Call Right related to shares of Class 1 Common Stock sold in this offering. The Call Right allows the Company, at its sole discretion and at any time prior to a "Liquidation Event" (i.e. sale, merger, or consolidation of the Company) to require holders of Class 1 Common Stock to sell all or a portion of their shares back to the Company at a price that is three (3) times the purchase price paid for the shares of Class 1 Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As a Modern Mill employee or Community Member, you are eligible for 10% bonus shares + a merch package.

Time-Based Investment Incentives

Early Bird 1

Invest $1,000+ within the first two weeks and receive 5% bonus shares + a Modern Mill hat.

Early Bird 2

Invest $5,000+ within the first two weeks and receive 10% bonus shares, a Modern Mill t-shirt, and a sample kit/

Early Bird 3

Invest $10,000+ within the first two weeks and receive 15% bonus shares, a Modern Mill hoodie, and a sample kit.

Early Bird 4

Invest $20,000+ within the first two weeks and receive 20% bonus shares, a 10% discount on your first Modern Mill retail order up to $100,000, and a sample kit.

Early Bird 5

Invest $50,000+ within the first two weeks and receive 25% bonus shares + Dinner for you and a guest with one of our founders in a major US city of your choice in 2025, a 20% discount on your first Modern Mill retail order up to $100,000, and a sample kit.

Amount-Based Investment Incentives

Tier 1

Invest $1,000+ and receive a Modern Mill Hat.

Tier 2

Invest $5,000+ and receive 5% bonus shares, a Modern Mill t-shirt, and a sample kit.

Tier 3

Invest $10,000+ and receive 10% bonus shares, a Modern Mill hoodie, and a sample kit.

Tier 4

Invest $20,000+ and receive 15% bonus shares + a 10% discount on your first Modern Mill retail order up to $100,000.

Tier 5

Invest $50,000+ and receive 20% bonus shares + Dinner for you and a guest with one of our founders in a major US city of your choice in 2025, a 20% discount on your first Modern Mill retail order up to $100,000, and a sample kit.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Sustainable Lumber, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class 1 Common Stock at $1.88 / share, you will receive 110 shares of Class 1 Common Stock, meaning you'll own 110 shares for $188. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Service Program Fee: *For this offering, the issuer pays StartEngine Primary a fixed monthly Service Program Fee for investor outreach. Our representatives may contact investors and recommend this offering, and they may be compensated for that outreach. Any such compensation comes from the StartEngine Primary's existing placement fee and does not increase the investor's costs.*

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments. Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

NEW UPDATES

12.10.25

ACRE Used in Mike Tyson’s Custom Coop!

When Carolina Coops was tasked with building a custom pigeon coop for Mike Tyson, they turned to ACRE by Modern Mill for the job. Animal coops demand resilient materials that can withstand constant use, cleaning, and weather exposure and ACRE checked every box.

Here’s why ACRE was the perfect fit:

- Low-maintenance and easy to clean
- Resists water, pests, mold, and splintering, even in hot, humid climates
- Flexible for custom designs and applications
- Combines the warmth and workability of wood with the durability of composites

"Rollin' With Tyson" (Carolina Coops x Mike Tyson)

🎥 **See ACRE in action at 2:50 in the documentary!**

From homes, commercial spaces, or even animal coops, ACRE is proving versatility in all areas of a $500B+ serviceable market and we're looking to become the new building standard. Our campaign on StartEngine is nearing its close, and we are inviting investors to join our momentum.

👉 Consider investing today to join Modern Mill to help us deliver the future of wood™

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

12.09.25

They Can't Believe ACRE by Modern Mill Isn't Wood

When design firm Caplow Manzano worked on their CM1 House, they chose Modern Mill's ACRE trim and milled them into stunning ceiling panels for a stunning outdoor living space. The result is a beauty that many visitors have mistaken it for premium woods.

"After complimenting the looks, people touring the home want to know what sort of wood we used. They are always intrigued and impressed when they learn that it's not wood at all. Giving us the chance to emphasize its durability, non-toxicity, and innovation." —Caplow Manzano



The above testimonial is not an endorsement and may not be representative of the opinions of others and is not a guarantee of future performance or success.

Made from upcycled rice hulls, ACRE by Modern Mill delivers the rich aesthetic of natural wood with performance benefits: mold-resistant, low-toxicity, and ability to stain. It's an ideal solution for designers and architects who are looking for beauty and responsibility without compromise.

Modern Mill's raise on StartEngine is closing soon and we're inviting investors to join our mission to deliver the future of building!

👉 [Click here to consider investing in Modern Mill today]

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.06.25

Why Builders Prefer ACRE™: Webinar Insights

The full recording of our recent webinar with Modern Mill Founder & CEO Chris Guimond and StartEngine CMO Johanna Cronin is now available to watch.


Modern Mill Webinar: Founder & CEO Chris Guimond on Reinventing the Fu...

In this discussion, Chris breaks down why builders quickly switch to ACRE™ once they work with it. Made from upcycled rice hulls, ACRE cuts, sands, and CNCs with the ease of wood, without the splintering, cracking, or heavy maintenance that frustrate builders every season. You'll hear why ACRE's consistent workability, clean cutting, and "drops like sawdust" experience make it a go-to for contractors seeking better performance.

Modern Mill is continuing to expand distribution nationwide so more builders, architects, and homeowners can choose a better way to build.

👉 Our raise on StartEngine is closing soon, and we're inviting investors to join our mission to deliver wood for the next generation™. [Invest in Modern Mill today!]

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.05.25

Podcast Feature: Modern Mill's Rapid Rise

Modern Mill's CEO Chris Guimond was recently interviewed on Sherwood Lumber's podcast Stocked and Delivered to share how we're aiming to drive meaningful change in the building industry from sustainable innovation to rapid growth.

In the conversation, Chris highlights what sets Modern Mill apart and how ACRE products are tackling some of the industry's biggest challenges.


Everything In Its RICE Place: Chris Guimond of MODERN MILL | Stocked An...

When speaking about the rapid growth of Modern Mill, Todd London, SVP of Sherwood Lumber said, "Up until ACRE, we've often said in order to be successful in building products, you need to be at least 15 years old, ACRE is that one exception."

🎧 Listen to the full episode to hear more about:

- Why rice hulls are an ideal resource for building materials
- The story behind ACRE's growth and Modern Mill's momentum
- How our Mississippi based manufacturing facility is driving local impact
- Our measurable results in forest preservation and landfill diversion

If you believe it's time to rethink how the world builds, now's the time to consider investing in a company that's doing just that.

👉Don't miss your chance to invest. Join Modern Mill's momentum before our raise on StartEngine closes.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.04.25

ACRE: The Only Stainable Composite of Its Kind

What sets ACRE by Modern Mill apart from other wood alternatives? It's not just that it's made from upcycled rice hulls or that it's tree-free and made in the USA. ACRE is also the only stainable composite of its kind on the market today.

We've also partnered with PPG to create seven signature stains, specially formulated with IR-reflective coatings that help reduce heat buildup and preserve the finish over time. When stained, ACRE can mimic hardwoods like ipe, cedar, teak, or mahogany, but without the maintenance or environmental impact.


Staining ACRE before installation with John Pope

Our raise on StartEngine is closing soon, and we're inviting investors to join our mission of leading the future of building.

👉 Click here to [invest in Modern Mill today](#)!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.03.25

The Future of Wood Starts with ACRE

Today, 75% of Modern Mill's core products are still sold as wood. We're aiming to take market share from wood and inferior composites with our building product ACRE, a revolutionary wood alternative that transcends the need to cut down trees by instead using upcycled rice hulls.

ACRE delivers the beauty and workability of real wood while solving common problems customers face with traditional lumber.


4432

Here's why ACRE has the potential to outpace wood based on its features:

- Low Maintenance – No rot, splintering, or pests, reducing long-term repair and replacement costs
- Workability – Cuts, sands, screws, and routs with regular tools—easier on blades than hardwoods
- Finishing – Paints and stains beautifully without primer, with hundreds of manufacturer-approved finishes
- Eco-Friendly – 100% tree-free, recyclable, and made from agricultural waste
- No Wood Hassles – Free of knots, sap lines, and tannins, available in lengths up to 20 feet

ACRE is designed to check multiple boxes: delivering natural warmth and performance without compromise. With a $500B+ addressable market across decking, siding, trim, and more, Modern Mill aims to become the new standard in building.

👉 Our funding round on StartEngine is closing soon but there's still time to join the momentum, [click here to explore an investment in Modern Mill today]!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.02.25

Webinar with CEO: Modern Mill's Next Chapter

Modern Mill Founder & CEO Chris Guimond recently joined StartEngine CMO Johanna Cronin for a webinar that is now available to watch.

Modern Mill Webinar: Founder & CEO Chris Guimond on Reinventing the Fu...



In this discussion, Chris shares what's next for Modern Mill. From expanding national distribution and scaling production to bringing ACRE™, our sustainable building material made from upcycled rice hulls, into new applications and markets.

You'll hear how our zero-waste Mississippi facility is fueling growth while creating American jobs and reducing deforestation. Modern Mill has raised over $86 million in total funding leading the movement toward sustainable, high-performance building materials.

👉 Our funding round on StartEngine is closing soon, consider investing in Modern Mill today to help us deliver the future of building!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.30.25

Advantages of Building with Rice Husks

Each year, millions of pounds of rice hulls are sent to landfills. Modern Mill is aiming to reverse that trend by upcycling this abundant agricultural byproduct to create ACRE™, our sustainable alternative to wood and traditional composites.

Rice hulls are an ideal resource for building materials. SawHorse Design's Matt Hoots met with Modern Mill at the International Builders Show (IBS) 2025 to discuss these benefits and features!


Exterior Trim Made From Rice Parts | Modern Mill

Matt and Chandler from Modern Mill discuss how ACRE has:

- Natural Beauty: ACRE doesn't appear or feel synthetic. Rice hulls give the product a warm, natural appearance and texture
- Low Mainteance Durability: Just like they protect the grain in nature, rice hulls make ACRE highly resistant to water, rot, and pests
- Stainability: ACRE is the first and ONLY stainable composite also available factory finished, giving users greater design flexibility

Modern Mill is leading a more durable, sustainable, and compromise-free way to build with ACRE and is aiming to become the new go-to standard in building.

👉 Our raise on Start Engine is ending soon, invest in Modern Mill today and join our mission to lead the future of building!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.29.25

Webinar Replay: ACRE in Action with Top Brands

Modern Mill Founder & CEO Chris Guimond recently joined StartEngine CMO Johanna Cronin for a webinar that is now available to watch!


Modern Mill Webinar: Founder & CEO Chris Guimond on Reinventing the Fu...

In this webinar, Chris details how ACRE™ is transforming the way builders and major brands approach sustainable design. From Heineken's Greener Bar, Chipotle's Responsible Restaurants and Red Bull's suite at Coachella, ACRE is being used by major brands and builders across the country to showcase their commitment to sustainability.

You'll learn the advantages of ACRE over wood, including how it's made from upcycled rice hulls, requires less maintenance, repurposing waste and reducing deforestation.

Modern Mill is building wood for the next generation™ with ACRE, which is aiming to become the new building standard in a $500B+ total serviceable market.

👉 Consider investing in Modern Mill today to help us lead the future of building.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.28.25

Top Building YouTube Creator Praises ACRE

Modern Mill was recently featured by DIY with Dave, one of YouTube's top building creators with hundreds of thousands of subscribers. Dave created a video on ACRE exploring his thoughts on the product and why he was impressed with ACRE's tree- free innovation.

In the video, Dave dives into how ACRE is made in Mississippi from upcycled rice hulls, an agricultural waste once destined for landfills. Dave spotlighted ACRE's unique combination of wood's natural warmth and workability with the durability of modern composites, calling it a "best of both worlds" solution.


Amazing New Wood Product Made From Trash - How it is Made and How i...

Modern Mill continues to gain industry attention from builders and national recognition from media. We've raised over $86M in total funding to date and we're inviting investors to join the momentum.

👉 Consider investing in Modern Mill today to help us grow and deliver the future of wood™

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.27.25

Watch Now: Webinar with Modern Mill Founder & CEO

The full recording of the recent webinar featuring Modern Mill's Founder & CEO Chris Guimond and StartEngine CMO Johanna Cronin is now available to watch!


Modern Mill Webinar: Founder & CEO Chris Guimond on Reinventing the Fu...

In the discussion, Chris shares the story behind Modern Mill and the innovation driving ACRE™, our wood alternative made from upcycled rice hulls. Learn how we're replacing the need to cut down trees by creating a material that looks, feels, and works like wood, but without the environmental impact.

You'll get an inside look at our zero-waste manufacturing facility in Mississippi and how Modern Mill is helping reshape the building industry for the next generation.

We've raised more than $86 million in total funding and thousands of investors have already joined our mission to deliver The Future of Wood™.

👉 Our raise on StartEngine is closing soon, invest in Modern Mill today!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1

Invest $1,000+ and receive a Modern Mill Hat.

Select

$5,000

Tier 2

Invest $5,000+ and receive 5% bonus shares + a Modern Mill t-shirt, and a sample kit.

Select

$10,000

Tier 3

Invest $10,000+ and receive 10% bonus shares + a Modern Mill hoodie, and a sample kit.

Select

$20,000

Tier 4

Invest $20,000+ and receive 15% bonus shares + a 10% discount on your first Modern Mill retail order up to $100,000.

Select

$50,000

Tier 5

Invest $50,000+ and receive 20% bonus shares + Dinner for you and a guest with one of our founders in a major US city of your choice in 2025, a 20% discount on your first Modern Mill retail order up to $100,000, and a sample kit.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PW

Paul Whitaker
2 days ago

I was thinking of investing, but I noticed you were not answering many questions from the supporting investors, I still am not sure at this point I like the product so far it is all good, what would this do as a planter would it hold up for longer then wood if so then that could be another income stream buy sales on web, get back to me on this ok.
Paul

Show less

0 0

KY

Ken Yu
2 days ago

How the valuation 450M is determined based your company 2024 revenue is only 20M?

Show less

0 0

AW

April White
4 days ago

Hi, I invested the smallest amount ,, just over $300. It is all I could afford, but I wanted to support your company. The product seems to be a wonderful way to save our trees and create a lasting product. I have not received an acknowledgement of my investment, and would like to know how to get that acknowledgement.

Show less

0 0

KY

Ken Yu
5 days ago

are there any harmful compound materials used for this type of "woods"?

Show less

1 0

View 1 Reply

CC

Chris Chaffee
8 days ago

I have the perfect idea for old people to have less falls and a pattern pending a i would need a team the wounded from. illegal weapon attacks or just old age and it will keep them walking and some with maybe no canes it's the perfect an s the cost should make a fortune by itself and get insurance to pay foe them a

Show less

0 0

Benjamin Sevin
19 days ago

Hi team, I made an investment over $1000 but in 2 separate transactions, Am I still eligible for a reward or gift ?

Show less

0 0

Lori Lish
24 days ago

Why do you continually avoid answering the questions about your extremely high valuation? Your financials seem suspicious when you answer all other questions in the discussion section except this one particular inquiry. If there is a legitimate reason for it, tell us what it is.

Show less

0 0

Mark Perlmutter
a month ago

Hi Chris,
Your product is so smart on so many levels.
I run a 29k member crowdfunding club. Please set a Zoom to discuss announcing to the club:
Calendly.com/mark-perlmutter
VeganInvestingClub.org
Mark

Show less

0 0

Mark Bailey
a month ago

In the financials it list revenue for 2024 to be less than 19m showing a decline from 2023 - yet in the pitch deck it shows over 20m for 2024. Which figure is it and why the variance? $450m valuation seems incredibly steep as it's over 20x when net is -$12m and grew YOY. I like the concept, the numbers just seem pretty far off.

Show less

0 0

Rebecca Ravera
a month ago

What is the life expectancy for your products? Has consideration been taken for potential recycling into updated products once they have reach near end of life? Or what is the expectation for future updates of products? For instance ten years from now someone may want to update the style or extend a deck in a way that requires replacing portions of this product.

Show less

1 0

View 1 Reply

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

$1,649,266 RAISED SO FAR


MADE IN
THE USA

INVEST IN AMERICAN MADE

Award-Winning Wood Alternative

Made from upcycled rice hulls, Modern Mill's innovative and sustainable wood alternative is disrupting a $500 billion market. We've achieved $20M+ in 2024 revenue, secured $84 million in funding, and established national distribution, all while fostering environmental responsibility.

Invest

This Reg CF offering is made available through StartEngine Primary LLC, a member of FINRA/SPIC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

AS SEEN IN

orbes | This Old House | FAST COMPANY | bob vila | FOX NEWS | dwell | LBM Journal | Forbes

GET UPDATES ABOUT THIS OPPORTUNITY

Enter your email address | +1 Enter your phone number | Learn More

MEET MODERN MILL

Makers Of A Sustainable Wood Alternative

Modern Mill is revolutionizing the building materials industry with 100% tree-free, patented wood alternative products. Modern Mill's products address critical market needs such as rising lumber prices, a growing demand for US-made products, and the increasing consumer preference for sustainable building solutions. By offering a durable, beautiful and eco-friendly alternative to traditional wood, Modern Mill is leading the charge towards a more sustainable future.

THIS HOUSE IS MADE FROM UPCYCLED RICE HULLS

Modern Mill transforms rice hulls into next-generation building materials that replace wood in most applications, creating sustainable solutions for construction and design.



WHAT CELEBRITIES HAVE TO SAY ABOUT MODERN MILL

DANA WHITE

“Not only is it a brilliant business, but it’s great for the planet and it’s great for humanity.”





DAYMOND JOHN

"This stuff is the real deal...saving the planet. People want to know the story behind it.”

*The above testimonials may not be representative of the opinions of others and is not a guarantee of future performance or success.



MADE IN THE USA

Modern Mill products are made in the USA and insulated from tariffs, a competitive advantage against most building materials. Modern Mill manufactures in Fernwood, Mississippi, a historic mill town and an active opportunity zone, creating quality jobs to support our local economy.

Invest

WHY MODERN MILL?

Over $20M in Revenue in 2024



$5.8M
$11.8M
$19.9M
$20.24M
2021
2022
2023
2024

National Distribution In Place And Used By

Heineken

CHIPOTLE

Marriott

OMNI HOTELS


Heineken

The Heineken ® Greener Bar


CHIPOTLE

Chipotle’s Responsible Restaurants

Invest

Recognized by Leading Industry Voices

FOR TRANSFORMING SUSTAINABILITY, DESIGN, AND PERFORMANCE

FAST COMPANY Most Innovative Companies 2024

2025 GREEN BUILDER SUSTAINABLE PRODUCT OF THE YEAR

MOST VALUABLE PRODUCT AWARDS GOLD PROBUILDER 7TH ANNUAL AWARDS MODERN MILL EXTERIORS ACRE

BIG INNOVATION 2025

GOLDEN HAMMER AWARD

Environmental Finance COMPANY Awards 2023 Winner Product innovation of the year – Americas

AN BEST OF PRODUCTS

FAST COMPANY World Changing Ideas 2022

2022 GREEN BUILDER SUSTAINABLE PRODUCT OF THE YEAR GREENBUILDERMEDIA.COM

TOP PRODUCT Environment + Energy LEADER AWARDS 2022

PRODUCTS 5TH ANNUAL MOST VALUABLE PRODUCT AWARDS

Modern Mill In The Media

FEATURING DAYMOND JOHN AND DANA WHITE


MODERN MILL | @TheSharkDaymond JOHN FROM SHARK TANK “LOVES THIS SUSTAINAB...
Watch later
Share
Watch on YouTube

*Testimonials in the above videos may not be representative of the opinions of others and is not a guarantee of future performance or success.

The Modern Mill Advantage

HOW MODERN MILL PRODUCTS PERFORM

Modern Mill vs. Wood

- Low maintenance with a limited lifetime guarentee against rotting or splintering
- Cut, screw, nail, or drill with regular tools
- Easier on saw (saw blades) than hardwoods
- No knots or sap lines
- Accepts paint and stain beautifully
- No primer required
- Suitable for direct ground contact
- 100% tree-free, sustainable and renewable

Compared To PVC

- No static cling
- No edge-gluing required
- No plasticky look or smell
- Paint or stain without priming
- Look and feel of real wood

Compared To Composites

- Lightweight yet strong and straight
- Easy on tools and blades
- Won't crack when cut
- Strong screw and nail retention
- No mushrooming, splitting or predrilling
- No harmful dust

Invest

What Makes Modern Mill Products Unique?

REPLACES WOOD IN NEARLY ALL APPLICATIONS

EASY TO USE

SAFE FORWORKERS

OFFERS FIRE PROTECTION

DURABLE & BEAUTIFUL

ECO-FRIENDLY

LOW-MAINTENANCE

STAINABLE AND EXTENSIVE FINISHING OPTIONS

Modern Mill products offer sustainability without compromise– the convenience of composites with the warmth and workability of wood.

Modern Mill products also offer an environmental product declaration (EPD), are Clean Air GOLD certified and contribute to LEED points for sustainable construction.

Certifications Include:

- LEED points
- Fire Protection, WUI Compliant for California (shiplap siding)
- Texas Department of Insurance (TDI) Product Evaluation (shiplap siding)
- FL Building Code compliance (including High Velocity Hurricane Zones) (shiplap siding)
- CA Green Building Code compliance (decking & porch boards)
- ICC 700 National Green Building Standard compliance (decking & porch boards)
- Clean Air GOLD certification for Building Products and Furniture

Invest

ENVIRONMENTAL IMPACT OF MODERN MILL

WE'RE JUST GETTING STARTED!

17M POUNDS*

of rice hulls upcycled/ diverted from landfills

100% RECYCLABLE

Made with post-industrial materials

MADE IN THE USA

Fewer emissions, confidence in human rights, high standards for safety and control

*Stats as of April 1, 2025

Invest

Modern Mill Targets a $500 Billion Total Serviceable Market Across Various Verticals.

$13B Decking & Porches	**$13B** Shutters & Fencing
$24B Siding, Cladding, & Column Wraps	**$300B** Indoor Living
$20B Trim	**$52B** Experience & Events
$53B Outdoor Adjacencies	**$35B** Millwork

Invest

Experienced Founders & The Right Team

Founders grew and sold a global raw material trading and distribution group, with cumulative revenues of more than $1B. The management team is invested and incentivized for the long-term.



CHRIS GUIMOND

CEO, President, Secretary, Chairman of the Board of Directors

As co-founder and CEO, Chris brings visionary leadership and boundless energy to Modern Mill. Under his guidance, the company has evolved from a concept into a national leader in building materials manufacturing. With a bachelor's and master's degree in plastics engineering, Chris' deep



WILLIAM PAX

Chief Financial Officer

Bill Pax serves as Chief Financial Officer (CFO) at Modern Mill, bringing over three decades of financial leadership across manufacturing and distribution sectors. In his role, Bill oversees financial strategy, capital planning, and risk management, driving fiscal discipline and reporting for investors and



KIM DELLAROCCA

VP of Marketing

As a founding member of Modern Mill and Vice President of Marketing, Kim brings 20+ years of brand-building expertise to Modern Mill. Her innovative approach has transformed a traditional building material product into a lifestyle brand, creating loyal fans and attracting partnerships with Fortune 200



TONY

Chief Reve

As Chief R
brings exte
products e
sales lead
His career
growth at
Universal I
where he l
sales and
Prior to Mo

Invest in Modern Mill



$84 Million of equity raised

National distribution and recognition by celebrities and top brands

Offers fire protection

More than $20M in 2024 revenue

BE A PART OF THE GREEN BUILDING REVOLUTION

Invest

Terms

Overview

PRICE PER SHARE

$1.88

VALUATION

$450M

DEADLINE

FUNDING GOAL

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

If we do nothing as a society between now and the year 2050, up to 47% of the Amazon rainforest could face collapse. I'm Christopher Guimond, I'm founder and CEO of Modern Mill in Fernwood, Mississippi.

Modern Mill is a state-of-the-art manufacturing facility. We manufacture Acre, a sustainable lumber replacement made from upcycle rice husks. So we take the throwaway aspect of growing rice, which is the rice hull or the rice husk. We upcycle it, we grind it, we mix a compound, then we extrude a board, and now we're in the modern mill, and that's where the name comes from. It's a modern take on a sawmill.

We make shiplap, siding, decking, fencing, any types of profiles that that somebody would be looking for. Being that we're zero waste manufacturing, we're helping a lot of the big brands to achieve some of their sustainability goals. So we're collaborating with big brands like Heineken and Chipotle, the Red Bull VIP suite at Coachella this year, which has been amazing.

We also have national distribution in place through traditional two-step distribution in big box stores. And all of these brands wanna tell a story, right? And that story is of sustainability. Made in the USA reliability, knowing that they're gonna be able to get the product, not having to worry that the container's gonna get stuck if you're importing it from somewhere else from around the world, they want a proven, tested, trusted building material. So people really want to collaborate with us for that. And there's a great investment opportunity that it's not too late to be a part of. If you think about it, the addressable market that we have access to, it's absolutely massive, right? We're not just extruding a profile or a deck board or one thing.

We've made something that can replace all of those things. We have a fire rating. That credential allows us to protect homes in high fire prone areas. We pass all major building codes, including the screw and nail pull for hurricane wind load testing. That's really important for Acre to be able to perform in hurricane or weather-prone areas.

Acre's not a skin irritant. It's not a long irritant. We have a gold clean air certification, which means no offgassing, and those are only some of the reasons why Acre is the most loved product, especially by the builder community. And then obviously Acre speaks for itself to have a sustainable paintable composite material that looks and feels like wood. That works like wood. That's become the most loved product. That's what drives people back again and again to Modern Mill.

What we've done in four or five years would take a lot of other companies 20 years to do. It's because we're solving so many problems that were pain points for builders, homeowners, there's so many features and benefits for Acre, so it's become this massive adopted product in a very short period of time.

Daymond John x Modern Mill

https://www.youtube.com/watch?v=b8_cnCJf6n4

[Music]

I am in the show village with Damon John, so excited to have him here. Damon, thanks for being here again. This is your second time, and I heard you've been walking the floor looking at a whole bunch of different things. What do you think? They told me I had to bring the energy, and I'm bringing the energy. I wait till the camera comes. I'm so excited here. I came here because I wanted to come and see Modern Mill. My buddy Chris is right there.

So we manufacture a sustainable lumber replacement product made from upcycled rice husks in Fernwood, Mississippi, made in the USA. Wait a minute, am I getting an exclusive right now that you are investing in this product? No, I have no vested interest besides the fact that it's made in the USA. It's eco-friendly because it's saving the planet. Did I tell you that Bombas is the number one product invested in Shark Tank history? Did I tell you that? No? Well, I'm going to tell you that again right now. It's just socks, right? There's nothing new about it. But why is it so good? Because people know when they buy a pair, a pair is given away to those in need.

So when people are buying things, they want to know that Modern Mill is not ruining the planet. They feel good and can brag about what they do. When you're a home builder and you're addressing these matters, think about it because people want to know the story behind it.

I'm here in the IBS outdoor exhibits in front of Modern Mill with Chris Kimand, and we are so excited to talk about his product. I don't know if you saw it, but we were interviewing Damon John, and Damon John mentioned your product by name. So Chris, how did that happen?

Damon's become a friend, a huge supporter of what we're doing, loves sustainability, and loves the fact that Modern Mill is addressing deforestation at the highest level. Instead of cutting down trees, we're upcycling rice husks, which is a throwaway agricultural product, and then we turn that into a product that is just like wood. Everything about Modern Mill tries to be a very modern company. It's been very exciting and well received. The adoption has been amazing. We have national coverage now throughout the US, and we've done all that in four years. We're very excited.

I don't know if you know this, but this is the biggest show in 15 years. How's the traffic been so far? Amazing. It was epic today. Just

incredible activity, excitement, everybody's passionate about it. They love seeing the product, being able to see it and touch it. Come out and check out Modern Mill. It's unbelievable. You will love the product.

Dana White x Modern Mill

https://www.youtube.com/watch?v=jYNAT2NerpI

Okay, I'm curious on the topic of people pitching you ideas. You were saying people just come in as Shark Tank. What is the one mistake that people make when they pitch you an idea that makes you immediately go, "No, I'm good"?

One mistake people make really depends on the product. I'll tell you an interesting one. This guy just came in and met with me. He's from New England. He already owns the business, and it's kicking ass. But he's looking to expand, and he needs relationships not just here in the United States but globally.

He takes rice husks of rice. I didn't even know rice had a husk, but rice has husks on them. When they get rid of the husk, it's waste and a problem like any other type of waste. He's figured out how to turn rice husks into wood. You wouldn't know the difference between a real wood floor or wood paneling in the house or roof from the wood that's made from this husk.

What's starting to happen is we're getting to a place in the world where the population and everything, if we keep smoking trees the way that we are, we're going to have a huge problem. 50 years from now, it's going to be a huge problem for humanity and the planet. This guy has figured it out.

The bigger problem is places like Saudi Arabia and Abu Dhabi that are expanding and building these unbelievable places. He can actually go in there and do it with this wood that is just as durable as good wood. It looks exactly the same. Any type of wood that you would put in, they can mimic with these rice husks. Unbelievable. What a business. Not only is it a brilliant business, but it's great for the planet and humanity over the next 50 years.

Chip Wade x Modern Mill

https://www.youtube.com/watch?v=KmQSFauTtOo

Chip Wade here at IBS. We're walking across the floor, finding tons of great and amazing new products. I stumbled across Modern Mill. This is a really revolutionary product. I met my friend Chandler here, who has a lot of experience with the finishes and workability, which is super impressive.

This product spans the gap between the benefits of PVC and the beauty and workability of wood, which I've never seen before. And this is all done with rice? That's absolutely right. Everything that this piece of white plastic does, Acre does, but provides the workability of wood, courtesy of our friends, the rice husks.

The US is a net exporter of rice. We manufacture or grow 26 billion pounds of rice a year. This is shaking off every grain of rice. It is thrown in the landfill or used for animal bedding. We take it, blend it with some PVC resins and other ingredients, and we're left with a board that does everything other composites do but looks, feels, smells, works, and most importantly, stains like a piece of wood.

People say it smells like cereal, and that's even better. This is going to be a stable material that won't rot. The downside of PVC is that you can't stain it. Other materials have drawbacks, but because we incorporate the rice husks, it gives more of a grain look too, which is fantastic.

Modern Mill Brand Video

https://www.youtube.com/watch?v=xug8IUKywvA

[Music]

At Modern Mill, we believe the world is ready for a whole new alternative to wood, one that's beautiful, sustainable, and durable all at the same time. A material with all the warmth of real wood but better for the environment, made without touching a single tree.

A material made from upcycled rice hulls in a zero-waste manufacturing environment. The world is also ready for companies that stand behind their promises with durable products guaranteed to resist time and the elements.

We're ready to bring craftsmanship back with a strong but lightweight material you can saw, drill, paint, and stain just like wood using regular woodworking tools.

We're bringing manufacturing back to small-town America with a revitalized mill in Fernwood, Mississippi, investing in its people and community.

At Modern Mill, we're on a mission to show that sustainability doesn't mean sacrificing performance. We believe you can do something that's good for the planet, good for durability, and good for the community all at the same time.

We believe it's an idea the world is ready for.

[Music]

Addtional Video A:

Chris x Daymond John at IBS

Transcript

Close side sheet

0:00

came here because I wanted to come and see Modern Mills my buddy Chris is right

0:03

there right there so we manufacture a sustainable lumber replacement product

0:08

made from upcycle rice husks in Fernwood Mississippi made in the USA wait a

0:13

minute am I getting an exclusive right now that you are investing in this

0:16

product no no no i I I am no vested interest uh besides the fact that it's

0:21

made in the USA okay right it's eco-friendly because he's saving the

0:25

planet and so when people are buying things they want to know like a modern

0:28

mill is not ruining the planet they feel good and they can brag about what they

0:33

do so when you're a home builder and you're and you're addressing these

0:37

matters think about it because people want to know the story behind it of

0:41

Modern Mill with Prrisky Mom and we are so excited to talk about his product

0:45

because I don't know if you saw it but we were interviewing Damon John and

0:50

Damon John mentioned your product by name so Chris how did that happen um so

0:56

so Damon's become a friend huge supporter of what we're doing loves

0:58

sustainability and loves the fact that Modern Mill is addressing deforestation

1:02

at the highest level so instead of cutting down trees we're upycling rice

1:06

husks which are throwaway agricultural product and then we turn that into uh a

1:10

product that is just like wood so everything about us is a modern mill we

1:13

try to be a very modern company and it's been very exciting very wellreceived the

1:17

adoption's been amazing we have national coverage now throughout the US and we've

1:21

done all that in four years we're very excited i don't know if you know this

1:24

but this is the biggest show in 15 years and how's the traffic been so far

1:28

amazing it was It was epic today just incredible activity excitement

1:32

everybody's passionate about it they love seeing the product they love to be

1:35

able to see it and touch it come out and check out Modern Mill it's unbelievable

1:39

you will love the product i'm at my favorite area you know me I'm a prepper

1:45

all this outdoor stuff here and then I ran

1:50

across the modern milk made out of rice

1:57

pus this stuff and saving the planet and this stuff is the real

2:05

deal on a lot out out there on a lot of cuz I know you're from Boston

2:09

Massachusetts area but this stuff is on a lot of like beach homes and stuff

2:14

because it holds up it doesn't decay naturally i know that he had a couple of

2:18

house one house that was uh you know out there where fires were and uh you know

2:23

the fire did didn't didn't rip it up self anyway

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]